                                 [KENTEK LOGO]

                                                                   [DATE], 1999

Dear Stockholder,

     You are cordially invited to attend a Special Meeting of stockholders of Kentek Information Systems, Inc. ("Kentek") to be held on [DATE], 1999 at [11:00] a.m. at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302.

     At the Special Meeting, you will be asked to approve a merger of Kentek with KE Acquisition Corp. In the merger, shares of Kentek common stock will be converted into the right to receive $8.29 per share, in cash, without interest.

     The merger has been unanimously approved by your Board of Directors, acting on the unanimous recommendation of an independent Special Committee of the Board. The Special Committee and the full Board concluded that the proposed merger is in the best interests of Kentek stockholders, and therefore the Board unanimously recommends that you vote in favor of the merger.

     Details of the proposed merger and other important information are described in the accompanying Notice of Special Meeting and Proxy Statement. You are urged to read these important documents carefully before casting your vote.

     Whether or not you plan to attend the Special Meeting, we urge you to complete, sign, date and promptly return the enclosed proxy card. The merger cannot be completed unless Kentek stockholders adopt the merger agreement.

     We thank you for your prompt attention to this matter and appreciate your support.

                               Very truly yours,



                               Howard L. Morgan, Ph.D.
                               Chairman of the Board of Directors



     YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR COMMON STOCK AT THIS TIME. AFTER THE MERGER IS APPROVED, STOCKHOLDERS WILL RECEIVE A LETTER OF TRANSMITTAL AND RELATED INSTRUCTIONS.

                        KENTEK INFORMATION SYSTEMS, INC.
                             ----------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON
                                  [DATE], 1999
                             ----------------------

To the Stockholders of
Kentek Information Systems, Inc.:

     Notice is hereby given that a special meeting of Stockholders (the "Special Meeting") of Kentek Information Systems, Inc. ("Kentek") will be held on [DATE], 1999 at [11:00] a.m. at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302, for the following purposes:

     1. To consider and vote on a proposal to approve and adopt a Merger Agreement, dated as of May 14, 1999 (the "Merger Agreement") between Kentek and KE Acquisition Corp. ("Buyer"), pursuant to which Buyer will be merged with and into Kentek (the "Merger"). Pursuant to the Merger, each share (a "Share") of Kentek's common stock, $0.01 par value, issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Kentek as treasury stock, Shares owned by Buyer or any affiliate of Buyer, and Shares as to which appraisal rights have been validly exercised) will be converted into the right to receive $8.29 in cash, without interest. A copy of the Merger Agreement is included in the attached Proxy Statement and is incorporated herein by reference.

     2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements of the Special Meeting. Management is not aware of any such business.

     Any stockholder who does not wish to accept the merger consideration of $8.29 per share and who properly demands appraisal under Delaware law will have the right to have the fair value of his or her shares determined by the Delaware Chancery Court. A copy of the relevant provisions of Delaware law is included in the attached Proxy Statement. This appraisal right is subject to a number of restrictions and technical requirements described in the attached Proxy Statement.

     Only stockholders of record as of the close of business on [DATE], 1999 will be entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournment thereof. Any stockholder will be able to examine a list of holders of record, for any purpose related to the Special Meeting, during the 10-day period before the meeting. The list will be available at Kentek's corporate headquarters located at 2945 Wilderness Place, Boulder, Colorado 80301. Approval and adoption of the Merger Agreement requires the affirmative vote by at least a majority of the outstanding Shares entitled to vote at the Special Meeting.

                              By Order of the Board of Directors,



                              James C.T. Linfield
                              Corporate Secretary



Boulder, Colorado
[DATE], 1999



EACH STOCKHOLDER IS URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A STOCKHOLDER DECIDES TO ATTEND THE SPECIAL MEETING, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

                        KENTEK INFORMATION SYSTEMS, INC.
                             ----------------------

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON
                                  [DATE], 1999
                             ----------------------

     This Proxy Statement is being furnished to holders of common stock, par value $0.01 per share ("Common Stock"), of Kentek Information Systems, Inc., a Delaware corporation ("Kentek" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the special meeting of stockholders, and at any adjournment or postponement thereof (the "Special Meeting"), to be held at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302 on [DATE], 1999 at [11:00] a.m. The Special Meeting has been called to consider and vote upon a proposal to approve and adopt the Merger Agreement, dated as of May 14, 1999 (as amended from time to time, the "Merger Agreement"), among Kentek and KE Acquisition Corp. ("Buyer"), pursuant to which Buyer will be merged with and into Kentek (the "Merger"). A copy of the Merger Agreement is attached as Annex A.

     Pursuant to the Merger, each share (a "Share") of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Kentek as treasury stock, Shares owned by Buyer and its affiliates and Shares as to which appraisal rights have been validly exercised) will be converted into the right to receive $8.29 in cash, without interest. Subsequent to the consummation of the Merger, the stockholders of Kentek other than Buyer (the "Public Stockholders") will no longer have an interest in Kentek. As of the date hereof, Buyer owns 61,500 Shares, representing approximately 1.3% of the outstanding Common Stock. A Special Committee of the Board (the "Special Committee"), which is composed solely of directors unaffiliated with Buyer, negotiated the $8.29 price and the other terms of the Merger Agreement.

     The Board formed the Special Committee because Philip W. Shires, one of the five Board members who was serving at the time of the negotiation and execution of the Merger Agreement, had a direct conflict of interest regarding the Merger arising from his relationships with Kentek and Buyer. In particular, Mr. Shires presently serves as the sole stockholder, director and officer of Buyer as well as the President, Chief Executive Officer and a member of the board of directors of Kentek. The Special Committee is composed of three Board members who are not employees of Kentek, Buyer or their affiliates and who do not have material commercial relationships with Kentek, Buyer or their affiliates.

     On May 14, 1999, the Special Committee unanimously determined that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders, and unanimously recommended that the Board and the stockholders of the Company approve the Merger, the Merger Agreement and the transactions contemplated thereby.

     On May 14, 1999, the Board, on the unanimous recommendation of the Special Committee, unanimously determined that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders and recommended that the stockholders of the Company approve and adopt the Merger, the Merger Agreement and the transactions contemplated thereby.

     The Company believes that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders, and recommends that the stockholders of the Company approve the Merger, the Merger Agreement and the transactions contemplated thereby. In addition, as described further herein, Buyer and Philip W. Shires also believe that the Merger is fair to the Public Stockholders.

     All Shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR adoption and approval of the Merger Agreement and in the discretion of the persons named in the proxy with respect to such other matters as may properly come before the Special Meeting. A stockholder may revoke his or her proxy at any time prior to its use by delivering to the Secretary of the Company a signed notice of revocation or a later-dated and signed proxy or by attending the Special Meeting and voting in person.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY IN ANY JURISDICTION FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     The Board knows of no additional matters that will be presented for consideration at the Special Meeting. Execution of a proxy, however, confers on the designated proxyholders discretionary authority to vote the Shares covered thereby on such other business, if any, that may properly come before the Special Meeting. This Proxy Statement and the accompanying form of proxy are first being mailed to the Company's stockholders on or about [DATE], 1999.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The date of this Proxy Statement is [DATE], 1999.

                             ----------------------
                               TABLE OF CONTENTS
                             ----------------------

                                                                                                               PAGE
                                                                                                               ----

QUESTIONS AND ANSWERS ABOUT THE MERGER..........................................................................1

SUMMARY.........................................................................................................3

SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY.............................................................7

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.......................................................8

THE SPECIAL MEETING.............................................................................................9

SPECIAL FACTORS................................................................................................11

BACKGROUND OF THE MERGER.......................................................................................13

PRICE OF THE COMMON STOCK......................................................................................26

THE MERGER.....................................................................................................27

CERTAIN PROVISIONS OF THE MERGER AGREEMENT.....................................................................29

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.................................................35

REGULATORY CONSIDERATIONS......................................................................................37

BUYER..........................................................................................................37

APPRAISAL RIGHTS...............................................................................................37

INDEPENDENT AUDITORS...........................................................................................38

STOCKHOLDER PROPOSALS..........................................................................................38

WHERE YOU CAN FIND MORE INFORMATION............................................................................38

AVAILABLE INFORMATION..........................................................................................39

ANNEX A  MERGER AGREEMENT......................................................................................A-1

ANNEX B  OPINION OF JANNEY MONTGOMERY SCOTT INC................................................................B-1

ANNEX C  SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW...................................................C-1

ANNEX D  MANAGEMENT OF KENTEK AND BUYER........................................................................D-1

ANNEX E  ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1998....................................E-1

ANNEX F  QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1999.....................................F-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q: WHAT IS THE PROPOSED TRANSACTION?

A: Buyer will acquire Kentek by merging into Kentek, with Kentek as the surviving corporation.

Q: WHO IS THE BUYER?

A: KE Acquisition Corp. ("Buyer") was formed by Philip W. Shires in connection with the proposed merger. Mr. Shires is the President and Chief Executive Officer and a director and a stockholder of Kentek. Currently, the only director, officer and stockholder of Buyer and the surviving corporation is Mr. Shires, but certain other officers and employees of Kentek are expected to enter into agreements with Buyer to become stockholders of the surviving corporation.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Stockholders of Kentek (other than Buyer and its affiliates and stockholders who dissent and properly seek appraisal of the fair value of their shares) will be entitled to receive $8.29 in cash, without interest, for each share of Common Stock. If you own stock options of Kentek, you will be entitled to receive, upon proper exercise of each stock option, the difference between $8.29 and the exercise price of such stock option.

Q: WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER AGREEMENT?

A: In the opinion of the board of directors, based upon the unanimous recommendation of an independent special committee of the board of directors, the terms and provisions of the Merger Agreement and the proposed merger are fair to and in the best interests of Kentek's public stockholders, and the board of directors has accordingly unanimously approved the Merger Agreement and declared it advisable. The price of $8.29 per share is a 19.5% premium over the closing price for the shares on The NASDAQ National Market on April 21, 1999, the date before Kentek announced it had received Buyer's initial proposal, and a 8.7% premium over the closing price for the shares on May 13, 1999, the date before Kentek announced the execution of the Merger Agreement. To review the background and reasons for the Merger in greater detail, see pages [__] to [__].

Q: SINCE A MEMBER OF THE BOARD OF DIRECTORS IS THE STOCKHOLDER OF BUYER, WHAT CONFLICTS OF INTEREST DOES THE BOARD OF DIRECTORS HAVE IN RECOMMENDING APPROVAL OF THE MERGER AGREEMENT?

A: Philip W. Shires, the President and Chief Executive Officer of Kentek and a member of the board of directors, has a direct conflict of interest in recommending approval of the Merger Agreement because he is the sole stockholder, director and officer of Buyer. If the Merger occurs, Mr. Shires will own all of Kentek's common stock following the Merger and as a result will receive the benefit of future earnings and increased value of Kentek, while you will no longer receive any such benefit. To counteract this conflict of interest, the recommendation of the board of directors is based on the unanimous recommendation of the special committee. The members of the special committee did not have a conflict of interest in recommending approval of the Merger Agreement and the Merger. To review the factors considered by the special committee and the board of directors in approving the Merger Agreement and the Merger, see pages [__] to [__].

Q: HOW DID THE BOARD OF DIRECTORS MAKE SURE THE PRICE PER SHARE I WILL RECEIVE IN THE PROPOSED MERGER IS FAIR?

A: The board of directors formed a special committee consisting of three directors who had no conflicts of interest with respect to the transaction to evaluate and negotiate the terms of the Merger Agreement with Buyer. The special committee independently selected and retained legal and financial advisors to assist it in the negotiation, and received an opinion from its financial advisor, on which the special committee and the entire board of directors relied, that as of the date of the Merger Agreement, the $8.29 per share you will receive in the proposed Merger is fair to you from a financial point of view.

Q: WHAT ARE THE DISADVANTAGES TO ME OF KENTEK MERGING WITH BUYER?

A: Following the proposed Merger, the holders of Kentek's common stock will no longer benefit from the earnings or increased value, if any, of Kentek.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT?

A: The holders of a majority of all outstanding shares of Kentek's common stock must vote to approve the Merger Agreement. Buyer and its affiliates currently own approximately 1.3% of Kentek's common stock, which they have agreed to vote in favor of the Merger Agreement.

Q: WHAT DO I NEED TO DO NOW?

A: Please mark your vote on, sign, date and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

Q: WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?

A: Stockholders who oppose the Merger may dissent and seek appraisal of the fair value of their shares, but only if they comply with all of the Delaware law procedures explained on pages [__] to [__] and in Annex C to this proxy statement.

Q: WHO CAN VOTE ON THE MERGER?

A: All stockholders of record as of the close of business on [RECORD DATE] will be entitled to notice of, and to vote at, the special meeting to approve the Merger Agreement and the transactions contemplated thereby.

Q: SHOULD I SEND MY STOCK CERTIFICATES NOW?

A: No. After the Merger is completed, Kentek will send you a transmittal form and written instructions for exchanging your share certificates.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares ONLY if you instruct your broker on how to vote. You should follow the directions provided by your broker regarding how to vote your shares.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. Just send in a written revocation or another signed proxy card with a later date to American Stock Transfer & Trust, Inc., Kentek's transfer agent, before the special meeting or simply attend the special meeting and vote in person. American Stock Transfer's address is 938 Quail Street, Lakewood, Colorado 80215.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the Merger as quickly as possible. If the Merger Agreement is approved and the other conditions to the Merger are satisfied, we expect to complete the Merger on the day of the special meeting.

Q: WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A: The cash you receive for your shares generally will be taxable for U.S. federal income tax purposes to the extent the cash exceeds your tax basis. To review the federal income tax consequences to stockholders in greater detail, see pages [__] to [__].

Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: We do not expect that any other matters will be voted upon at the special meeting.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the Merger or would like additional copies of this proxy statement, you should contact Kentek at 303-440-5500.

                                    SUMMARY

     The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement, the Annexes hereto and the documents otherwise referred to herein. Stockholders are urged to review this entire Proxy Statement carefully, including the Annexes hereto and such other documents.

                                    OVERVIEW

     Kentek is furnishing this Proxy Statement to allow its stockholders to consider and vote on a proposal to approve and adopt the Merger Agreement with Buyer. Pursuant to the Merger Agreement, Buyer will be merged directly into Kentek (the "Merger") and stockholders of Kentek (other than Buyer and its affiliates) who do not dissent from the Merger as described herein will receive $8.29 per share for each share of Common Stock that they own at the effective time of the Merger. Buyer and its affiliates currently own approximately 1.3% of the outstanding Common Stock.

     During the time the Merger Agreement was negotiated and at the time the Merger Agreement was executed, one of the executive officers and directors of Kentek was the sole executive officer, director and stockholder of Buyer. Three of Kentek's directors who were not affiliated with Buyer formed the Special Committee of the Board of Directors of Kentek that negotiated the terms of the Merger Agreement. In connection with the execution of the Merger Agreement, both the Board of Directors of Kentek (the "Board") and the Special Committee determined that the Merger, the Merger Agreement and the transactions contemplated thereby were fair to the Public Stockholders.

     For additional information on the directors and executive officers of Kentek and Buyer, see Annex D attached hereto.

                                  THE COMPANY

     Kentek is a supplier of heavy-duty, high reliability, mid-range, non-impact laser printers and related consumable supplies and spare parts. Printers that print 30 to 60 pages per minute ("ppm") and 30,000 to 400,000 pages per month characterize the mid-range market. The Company's printers are designed primarily for high-volume printing requirements, including (i) production printing applications which include printing invoices, forms, payroll, direct mail and check imaging, (ii) print-on-demand applications characterized by the use of a printer rather than a copy machine to generate multiple originals from digitally-stored data on an as-needed basis and (iii) computer network applications for connecting multiple users on a network in order to share a single heavy-duty printer.

     The Company is the exclusive manufacturer of consumable supplies for its printers, with the exception of toner, which is manufactured exclusively for Kentek to its specifications. Over the useful life of these printers, the consumable supplies must be replaced several times each year under normal use conditions and, consequently, sales of consumable supplies and spare parts typically generate revenues in excess of three times the original cost of the printer and represent approximately 85% of the total cost of ownership of the printer.

     Kentek currently sells its products to OEMs, system integrators, and independent supplies resellers in the mid-range market. Kentek's customers include BancTec, IBM Global Services, Lexmark, NCR, Oce Printing Systems, Printer Systems International, Standard Register, Tally and Unisys. The Company believes its product offerings compete on the basis of its high printer reliability, unique features, and the low total cost of ownership of its printers and consumable supplies.

     Kentek's principal executive offices are located at 2945 Wilderness Place, Boulder, Colorado 80301 and its telephone number is (303) 440-5500.

                                     BUYER

     Buyer was formed in April, 1999 for purposes of the Merger. Buyer has not carried on any activities to date other than those incident to its formation, the negotiation and execution of the Merger Agreement and related financing transactions. The address of the principal office of Buyer is 2945 Wilderness Place, Boulder, Colorado 80301 and its telephone number is (303) 440-5500.


                              THE SPECIAL MEETING

TIME AND PLACE OF MEETING

     The Special Meeting will be held at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, CO 80302 on [DATE], 1999, starting at [11:00] a.m., local time. See page [__].

MATTER TO BE CONSIDERED

     The Special Meeting has been called for the holders of the Common Stock to consider and vote upon a proposal to approve and adopt the Merger Agreement. See page [__].

RECORD DATE; VOTE REQUIRED

     Holders of record of Common Stock at the close of business on [DATE], 1999 (the "Record Date") have the right to receive notice of and to vote at the Special Meeting. Each share of Common Stock is entitled to one vote on each matter presented to the stockholders for a vote at the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock is required to approve and adopt the Merger Agreement. Buyer and its affiliates own approximately 1.3% of the outstanding Common Stock. Buyer and its affiliates have agreed to vote their Shares in favor of the proposal to approve and adopt the Merger Agreement.

SECURITY OWNERSHIP OF MANAGEMENT

     As of the Record Date, directors and executive officers of the Company and their affiliates as a group beneficially owned an aggregate of [________] Shares (approximately [____]% of the Common Stock) of which [________] Shares (approximately [____]% of the Common Stock) are eligible to vote at the Special Meeting. The directors and executive officers of the Company have indicated that they intend to vote their shares of Common Stock in favor of the adoption of the Merger Agreement although they are not obligated to do so. See page [__].

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY'S BOARD OF DIRECTORS

     Because of the direct conflict of a member of the Board with respect to any transaction between Kentek and Buyer, the Board established a special committee (the "Special Committee") to act on behalf of the stockholders of Kentek other than Buyer and its affiliates (the "Public Stockholders") for purposes of negotiating the price and other terms of the transaction with Buyer and evaluating the fairness of the Merger, the Merger Agreement and the transactions contemplated thereby. The Special Committee is composed solely of directors unaffiliated with Buyer and its affiliates. The members of the Special Committee will cease to be directors of Kentek upon completion of the Merger.

     The Special Committee and the Board each unanimously determined on May 14, 1999 that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders and recommend that holders of Shares vote in favor of approval and adoption of the Merger, the Merger Agreement and the transactions contemplated thereby. See pages [__] and [__].

OPINION OF FINANCIAL ADVISOR

     Janney Montgomery Scott Inc. ("Janney Montgomery Scott") has served as financial advisor to the Special Committee in connection with the Merger. Janney Montgomery Scott has rendered its opinion to the Special Committee and the Board that, as of the date of such opinion, the consideration to be received pursuant to the Merger by the Public Stockholders was fair from a financial point of view to the holders of such Shares. Janney Montgomery Scott's opinion was delivered in writing to the Special Committee and the Board on May 14, 1999 and a copy of such opinion is attached to this Proxy Statement as Annex B (the "Janney Montgomery Scott Opinion"). The Janney Montgomery Scott Opinion should be read in its entirety with respect to assumptions made, matters considered, and limitations on the review undertaken by Janney Montgomery Scott in rendering its opinion. See pages [__] to [__] and Annex B.


                                   THE MERGER

EFFECTIVE TIME OF THE MERGER

     Pursuant to the Merger Agreement, Buyer will be merged directly into Kentek, with Kentek as the surviving corporation (the "Surviving Corporation"). The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger.

MERGER CONSIDERATION

     In the Merger (subject to certain provisions as described herein with respect to Shares owned by Buyer and its affiliates, Shares held in treasury, and Shares as to which appraisal rights have been validly exercised) each share of Common Stock shall be converted into the right to receive $8.29 per share in cash, without interest (the "Merger Consideration"). The price of $8.29 per share is a 19.5% premium over the closing price for the Shares on The NASDAQ National Market on April 21, 1999, the day before Kentek announced it had received Buyer's initial proposal, and a 8.7% premium over the closing price for the shares on May 13, 1999, the day before Kentek announced the execution of the Merger Agreement. See page [__].

STOCK OPTIONS

     Each option issued by Kentek to directors or employees shall be adjusted on the date of the Merger, unless Buyer and the option holder have agreed to a different result. As a result of the adjustment, the option holder, upon due exercise of such option (to the extent such option is then vested and exercisable), shall receive from Kentek an amount equal to the excess, if any, of $8.29 over the per share exercise price of such option. See pages [__] and [__].

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver of a number of conditions, including that (i) the Company's stockholders adopt the Merger Agreement and
(ii) Buyer shall have received the financing necessary to consummate the transactions contemplated by the Merger Agreement. See pages [__] and [__].

TERMINATION OF THE MERGER AGREEMENT

     Either Buyer or the Company may terminate the Merger Agreement under certain circumstances, including if the Merger has not been completed by November 14, 1999. See pages [__] and [__].

MERGER FINANCING

     The total amount of cash required to consummate the transactions contemplated by the Merger Agreement (the "Merger Financing"), including payment of related fees and expenses, is estimated to be approximately $39 million. Buyer expects that it will finance the Merger from borrowings under new senior secured credit facilities and from cash and marketable securities held by Kentek. In a commitment letter (the "Commitment Letter") dated April 19, 1999, US Bank, N.A. committed, subject to certain customary terms and conditions, to provide up to $6 million of debt financing for purposes of financing the Merger and paying related fees and expenses. See pages [__] and [__].

APPRAISAL RIGHTS

     If the Merger is consummated, under applicable Delaware law, holders of Common Stock who follow the appropriate procedures, including filing a written demand for appraisal with the Company prior to the Special Meeting, and who do not vote in favor of the Merger, will be entitled to receive payment of the fair value of their shares of Common Stock as appraised by the Delaware Court of Chancery. Under certain circumstances, a holder may forfeit the right to appraisal, in which case such holder's shares will be treated as if they had been converted, in the Merger, into a right to receive the Merger Consideration, without interest thereon. See pages [__] and [__].

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As a result of his relationships with Kentek and Buyer, Philip W. Shires, the Company's Chief Executive Officer and President and a director, has interests described herein that constitute direct conflicts of interest in connection with the Merger. The Special Committee and the Board were and are aware of the conflicts described herein and considered them in addition to the other matters described under "Background of the Merger--Recommendation of the Special Committee and the Board of Directors," "--Reasons of the Company for the Merger; Fairness of the Merger," and "The Merger--Interests of Certain Persons in the Merger." See pages [__] and [__].

CERTAIN EFFECTS OF THE TRANSACTION

     Following the Merger, the Public Stockholders will cease to have any ownership interest in the Company or rights as holders of Shares. The Public Stockholders will no longer benefit from any profits or increases in the value of the Company and will no longer bear the risk of any decreases in value of the Company. Rather, Buyer's stockholders will own 100% of the Company.

     As a result of the Merger, the Company will be privately held and there will be no public market for the Common Stock. In addition, Buyer currently intends to cause the Company to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon after consummation of the Merger as the requirements for termination of registration are met. After such registration is terminated, the Company will no longer be required to file periodic reports with the Securities and Exchange Commission (the "SEC"). See pages [__] and [__].

PLANS FOR THE COMPANY AFTER THE MERGER

     The Company's printer sales and, consequently, consumable supplies and spare parts sales are decreasing over time due to increased competition in the printer industry and the introduction, by competitors, of new products. Buyer plans to continue to manage Kentek's business as the business has been managed over the recent past and does not plan to introduce or develop new products other than extensions of existing product lines. Buyer anticipates that the revenues generated by the Company following the Merger will be sufficient to repay the Company's creditors, and will enable the Company to service its existing customers.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     For a summary of the material U.S. federal income tax consequences of the Merger, see "The Merger--Certain Federal Income Tax Consequences" on page [__].

     EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE FEDERAL INCOME, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE MERGER.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

     The following table sets forth selected consolidated financial data for Kentek and its subsidiaries as of and for each of the five fiscal years in the period ended June 30, 1998 and for the nine months ended March 31, 1999 and 1998. No separate financial information is provided for Buyer since it is a special purpose entity formed in connection with the Merger and has no independent operations. No pro forma data giving effect to the Merger is provided because Kentek does not believe such information is material to stockholders in evaluating the Merger and Merger Agreement since (1) the proposed merger consideration is all cash and (2) if the Merger is completed, the common stock of Kentek would cease to be publicly traded.

     The financial information for Kentek as of and for each of the five fiscal years in the period ended June 30, 1998 has been derived from audited consolidated financial statements of Kentek, and the financial information for the nine months ended March 31, 1999 and 1998 has been derived from the unaudited consolidated financial statements of Kentek filed on Form 10-Q with the SEC. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements of Kentek and the notes thereto included in Kentek's Annual Report on Form 10-K for the fiscal year ended June 30, 1998, which is enclosed with this Proxy Statement.

                                NINE MONTHS
                               ENDED MARCH 31,
                                 (UNAUDITED)                       FISCAL YEAR ENDED JUNE 30,
                               ----------------   ---------------------------------------------------------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               1999        1998         1998       1997        1996        1995        1994
                               ----        ----         ----       ----        ----        ----        ----

INCOME STATEMENT DATA:
Net sales                   $  28,019   $  34,682   $  45,053   $  56,460   $  74,381   $  70,192   $  78,867
Operating income                1,327       3,666       4,243       7,249      13,277       6,406      10,026
Net income                      3,389       3,939       4,977       4,761      13,102       5,035       9,647

PER SHARE DATA: (a)
Net income per basic
     share                  $    0.56   $    0.56   $    0.70   $    0.70   $    6.59   $    6.02   $   11.54
Net income per diluted
     share                       0.56        0.55        0.70        0.69        2.45        1.02        2.01
Book Value
     per share (c)          $    9.66   $    7.68   $    7.81   $    7.31   $    6.76   $    4.90   $    3.40
Weighted average
     shares:
         Basic                  6,053       7,048       7,068       6,849       1,987         836         836
         Diluted                6,064       7,160       7,143       6,924       5,344 (b)   4,934       4,791
Cash dividends declared     $    0.06   $    0.06   $    0.08   $    0.08   $    0.00   $    0.00   $    0.00


BALANCE SHEET DATA:
Working capital             $  42,087   $  52,309   $  53,128   $  48,061   $  42,860   $  25,506   $  17,870
Total assets                   50,084      61,077      61,472      57,652      60,245      39,711      45,450
Long-term debt                     --          --          --          --         115       6,651       5,864
Total liabilities               5,693       6,460       5,755       6,991      14,078      17,027      29,692
Total stockholders'
     equity                    44,391      54,617      55,717      50,661      46,167      22,684      15,758
Ratio of Earnings
     to Fixed Charges (d)        14.9        24.9        23.6        22.3

---------------------------
(a) Net income per share data has been retroactively restated to give effect for the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

(b) Weighted average shares have been calculated based on the average market price per share from the date of the IPO to year-end.

(c) Book value per share has been calculated based on total stockholders' equity divided by shares issued and outstanding as of the end of the period presented, including the pro forma conversion of convertible preferred stock and senior preferred stock to common stock for 1994 and 1995.

(d) For purposes of computing the ratio of earnings to fixed charges, earnings consists of income before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expenses representative of the interest factor.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Proxy Statement contains or incorporates by reference certain forward-looking statements and information relating to Kentek that are based on the beliefs of management as well as assumptions made by and information currently available to Kentek. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts, including statements regarding the completion of the Merger. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "intend," "project," "predict," "may," and "should" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current view of Kentek with respect to future events, including the completion of the Merger, and are subject to numerous risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Kentek to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

     o    delays in receiving required regulatory and other approvals;

     o the ability of Buyer to obtain funding necessary to consummate the Merger;

     o    the failure of stockholders to approve the Merger Agreement;

     o    general economic or market conditions;

     o    changes in business strategy;

     o availability of financing on acceptable terms to fund future operations;

     o    acceptance in new markets;

     o    competitive conditions in Kentek's markets;

     o    general economic or market conditions;

     o    changes in technology; and

     o various other factors, both referenced and not referenced in this Proxy Statement including those discussed in Kentek's periodic and other filings with the SEC.

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, planned or intended. Kentek does not intend, or assume any obligation, to update or revise these forward-looking statements to reflect actual results, changes in assumptions or changes in the factors affecting such forward-looking statements.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED

     The primary purpose of the Special Meeting is to vote upon a proposal to approve and adopt the Merger Agreement. If the Merger Agreement is approved by the stockholders of the Company and the other conditions to the Merger are satisfied or waived, Buyer will merge with and into Kentek and all Shares currently held by stockholders (other than Shares held by Kentek as treasury stock, Shares owned by Buyer or any affiliate of Buyer, and Shares as to which appraisal rights have been validly exercised) will be converted into the right to receive $8.29 in cash, without interest. See "Certain Provisions of the Merger Agreement--Merger Consideration." At the Special Meeting, the stockholders will also be asked to transact such other business as properly may come before the meeting. The Board is not presently aware of any such other business.

     Representatives of the independent accountants of the Company are not expected to be present at the Special Meeting.

     A copy of the Merger Agreement is attached to this Proxy Statement as Annex A. See also "The Merger" and "Certain Provisions of the Merger Agreement." THE SPECIAL COMMITTEE AND THE BOARD HAVE, BY UNANIMOUS VOTES, APPROVED THE MERGER AGREEMENT AND RECOMMEND A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

REQUIRED VOTES

     The affirmative vote of at least a majority of the outstanding of Shares entitled to vote thereon is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.

     As of the Record Date, directors and executive officers of the Company and their affiliates were beneficial owners of an aggregate of [_________] Shares (approximately [___]% of the Common Stock) of which [_________] Shares (approximately [___]% of the Common Stock) are eligible to vote at the Special Meeting. The directors and executive officers of the Company have indicated that they intend to vote their shares of Common Stock in favor of the adoption of the Merger Agreement although they are not obligated to do so. See "Security Ownership of Certain Beneficial Owners and Management."

VOTING AND REVOCATION OF PROXIES

     Shares that are entitled to vote and are represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT. The Board is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the proxy. The persons appointed as proxies may not exercise their discretionary voting authority to vote any such proxy in favor of any adjournments or postponements of the Special Meeting if instruction is given to vote against the approval and adoption of the Merger Agreement.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the Shares represented by such proxy are voted at the Special Meeting by (i) attending and voting in person at the Special Meeting, (ii) giving notice of revocation of the proxy at the Special Meeting, or (iii) delivering to the Secretary of the Company (a) a written notice of revocation or (b) a duly executed proxy relating to the same Shares and matters to be considered at the Special Meeting, bearing a date later than the proxy previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301, Attention: Corporate Secretary, and must be received before the taking of the votes at the Special Meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Only holders of Shares at the Record Date will be entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote [________] Shares of Common Stock. The presence, in person or by proxy, at the Special Meeting of the holders of at least a majority of outstanding Shares is necessary to constitute a quorum for the transaction of business. Abstentions will be counted as present for the purposes of determining whether a quorum is present but will not be counted as votes cast in favor of approval and adoption of the Merger Agreement. Because the vote on the Merger Agreement requires the approval of the majority of the votes entitled to be cast by the stockholders of the outstanding Shares of Common Stock, abstentions will have the same effect as a negative vote on these proposals. Proxies relating to "street name" Shares that are voted by brokers will be counted as Shares present for purposes of determining the presence of a quorum on all matters, but will not be treated as Shares having voted at the Special Meeting as to any proposal as to which authority to vote is withheld by the broker.

APPRAISAL RIGHTS

     Each stockholder of Common Stock has a right to dissent from the Merger, and, if the Merger is consummated, to receive "fair value" for his or her shares in cash by complying with the provisions of the Delaware General Corporation Law (the "DGCL"), including Section 262 of the DGCL. The dissenting stockholder must deliver to the Company, prior to the vote being taken on the Merger Agreement at the Special Meeting, written notice of his or her intent to demand payment for his or her Shares if the Merger is effected and must not vote in favor of approval and adoption of the Merger Agreement. The full text of Section 262 of the DGCL is attached as Annex C hereto. See "Appraisal Rights" for a further discussion of such rights and the legal consequences of voting shares of Common Stock in favor of the approval and adoption of the Merger Agreement.

SOLICITATION OF PROXIES

         The cost of solicitation of proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited by telephone by officers and directors and a small number of regular employees of the Company who will not be specially compensated for such services. The Company may also request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse such persons for reasonable expenses incurred in that regard.

                                SPECIAL FACTORS

PURPOSE AND STRUCTURE OF THE MERGER

     Reasons for the Merger. In February 1999, Kentek determined to explore strategic transactions for its business and its stockholders. Among the strategic transactions considered were transactions that would result in the sale of Kentek. In connection with such a transaction, Kentek determined that it was important to provide an opportunity for liquidity to the Public Stockholders. Acquiring all Shares held by the Public Stockholders would result in the benefits described in the second paragraph of this section. The other option considered by Kentek was simply maintaining the status quo. Kentek determined that it should pursue such a strategic transaction and thereby provide the Public Stockholders with the option of obtaining liquidity or maintaining the status quo. Following the extensive review process described below, Kentek determined that the Merger was the best available option for Kentek and the Public Stockholders.

     Kentek's principal reasons for the Merger are: (a) the Merger will provide liquidity to the Public Stockholders; (b) after the proposed Merger, Buyer will be able to manage the Company without having to consider the positions of minority or unaffiliated holders of Common Stock; (c) as a privately held company, Kentek can be managed with a greater emphasis on long-term results than on short-term profits; (d) after the Merger, Kentek will be eligible to elect to be taxed under Subchapter S of the Internal Revenue Code, thereby creating tax advantages for Buyer's stockholders; (e) the assumption by Kentek of the status of a private company will allow Kentek to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to the Company being a public company; and (f) the Company will be able to eliminate certain other costs which relate to being a public company, including: the costs of certain accounting, auditing and SEC counsel activities, the cost of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent and the cost of investor relations activities. Buyer expects that, over time, it could save up to approximately $400,000 per year in costs as a result of the acquisition of Kentek. These savings are expected to result from the elimination of the public company expenses described above.

     The acquisition of the Shares not held by Buyer and its affiliates was structured as a merger in order to effect a prompt and orderly transfer of the ownership of the Company held by the Public Stockholders and to provide such Public Stockholders with cash for their Shares. Kentek did consider, as an alternative, a cash tender offer for all of the Shares held by the Public Stockholders. Kentek ultimately rejected this alternative in the belief that the Merger would be more efficient than a transaction involving a tender offer. While the Merger will result in an acquisition of 100% of the Shares, it is unlikely that a tender offer would yield the same result. It is almost certain that in order to obtain 100% of the Shares, Kentek would have had to complete a second-step merger after completion of the cash tender offer. Such a second-step merger would have added time and expense to the transaction without providing a material benefit to the Public Stockholders.

     Kentek did not consider a stock-for-stock transaction with Buyer as an alternative to a cash-out merger. A stock-for-stock transaction would have been inconsistent with most of the reasons for the Merger described above. Specifically, a stock-for-stock transaction would have resulted in a continuing public minority interest in Kentek after the Merger. This would not have eliminated the detriments of being a public company with minority interests and would have eliminated the benefits described in items (b), (c), (d), (e) and
(f) of the second paragraph of this section. In addition, since there would have been reduced liquidity for the stock of Kentek after the Merger, the Public Stockholders would not have had meaningful liquidity for the stock they would have received.

     Kentek also considered an alternative in which the Merger Consideration would have been structured to provide a lower amount of cash at the closing (lower than the $8.29 cash payment for each Share in the Merger) with the possibility of the Public Stockholders ultimately receiving a contingent cash payment over a time period of four to four and one-half years after the Merger. While this alternative might have resulted in the Public Stockholders receiving a larger payment than $8.29 per share, most of the additional cash payment would not have been received until as much as four and one-half years after the Merger and receipt of the payment would have been subject to significant uncertainties and contingencies relating to Kentek's business after the Merger. As a result, the Special Committee determined that the Merger offered a better transaction for the Public Stockholders and did not seek the contingent payment alternative.

     Fairness of the Merger. Based on the factors set forth above, Kentek believes that the consideration to be received by the Public Stockholders pursuant to the Merger is fair to the Public Stockholders. Kentek believes the Merger is fair because: (i) the Special Committee and the Board, prior to the Merger, based on the factors discussed under "Background of the Merger--Reasons of the Company for the Merger; Fairness of the Merger" concluded that the Merger is fair to, and in the best interests of, the Public Stockholders, (ii) the Special Committee and the Board, prior to the Merger, received an opinion from Janney Montgomery Scott that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be paid in the Merger is fair to the Public Stockholders from a financial point of view and (iii) the negotiations between Kentek and Buyer, on the one hand, and the Special Committee, on the other hand, of the terms of the Merger Agreement were conducted on an arm's-length basis. Kentek did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusions as to fairness.

     Each of the Buyer and its affiliates also believe that the consideration to be received by the Public Stockholders pursuant to the Merger is fair to the Public Stockholders. The Buyer and its affiliates base their belief as to the fairness of the Merger on the factors relied upon by Kentek.

CERTAIN EFFECTS OF THE TRANSACTION

     If the Merger Agreement is approved by the holders of a majority of the Shares, and the other conditions to the closing of the Merger are satisfied or waived, Buyer will merge with and into Kentek, with Kentek as the surviving corporation. Upon the consummation of the Merger, the approximately 4,542,652 Shares currently held by the Public Stockholders (representing approximately 98.7% of the Shares currently issued and outstanding) will be converted into the right to receive $8.29 in cash per Share, without interest. In addition, upon consummation of the Merger, the certificate of incorporation of the Company shall be amended to read substantially in the form of Exhibit A to the Merger Agreement (a copy of which is attached hereto as Annex A) and the bylaws of Buyer shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     In the Merger, the Public Stockholders will receive cash consideration of $8.29 per Share and cease to have any ownership interest in the Company or rights as holders of Shares. The price of $8.29 per share is a 19.5% premium over the closing price for the Shares on The NASDAQ National Market on April 21, 1999, the date before Kentek announced it had received Buyer's initial proposal, and a 8.7% premium over closing price for the shares on May 13, 1999, the date before Kentek announced the execution of the Merger Agreement. After the Merger, the Public Stockholders will no longer benefit from any increases in the value of the Company or the payment of dividends on the Common Stock and will no longer bear the risk of any decreases in value of the Company. Following the Merger, Buyer's and its affiliates' beneficial interests in the net book value and net earnings of the Company would increase from approximately 1.3% to 100%. Based on the unaudited financial statements of the Company as of March 31, 1999, the net book value of the Company was approximately $44,391,000, and the net earnings of the Company for the nine months ended March 31, 1999 were approximately $3,389,000. Buyer and its affiliates will be the sole beneficiaries of any future earnings and profits of the Company and will have the ability to benefit from any divestitures, strategic acquisitions or other corporate opportunities that may be pursued by the Company in the future.

     As a result of the Merger, Kentek will be privately held, there will be no public market for the Common Stock and there will not be another meeting of Public Stockholders. In addition, Kentek currently intends to cause the Company to terminate the registration of the Common Stock under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. After such registration is terminated, the Company will no longer be required to file periodic reports with the SEC.

     The Company believes that the Merger will be treated for federal income tax purposes as a purchase by Buyer of the Common Stock held by the Public Stockholders and, therefore, will not give rise to gain, loss or other income to the Company. For information regarding certain tax consequences to Public Stockholders, see "The Merger--Certain Federal Income Tax Consequences."

     As described above in "--Purpose and Structure of the Merger; Reasons of Buyer for the Merger," Buyer expects that, over time, it could save up to approximately $400,000 per year in costs as a result of the acquisition of the Public Stockholder's interest in Kentek. These savings are expected to result from the elimination of the public company expenses described above.

                            BACKGROUND OF THE MERGER

INDUSTRY BACKGROUND

     Over the past several years, the mid-range printer market has been characterized by (i) printers that could print 30 to 60 pages per minute ("ppm") and 30,000 to 400,000 pages per month; and (ii) printers that were designed primarily for high-volume printing requirements such as production printing applications, print-on-demand applications, and computer network applications.

     At the time of the Company's initial public offering in April 1996, Kentek was a leading supplier of heavy-duty, high reliability, mid-range, non-impact laser printers and related consumable supplies and spare parts. Kentek printers enjoyed a leading position in the mid-range printer market due to (i) the lowest jam rate in the industry due to the "straight paper path" design and
(ii) the lowest cost-per-page in the industry.

     In 1998, however, trends unfavorable to Kentek and similar mid-range printer companies accelerated. The three major trends that had the most negative impact on Kentek were (i) the dramatic speed, duty-cycle, and cost-of-operation improvements in light-duty printers, (ii) the tremendous growth of distributed network printing using the new, lower cost, and faster light-duty printers, and (iii) negative industry characteristics stemming from increased competition between Xerox and Hewlett Packard ("HP") for dominance in the office and departmental printer market.

     Improvement in Light Duty Printers. Historically, lower-end printers were typically 10 to 20 ppm behind those printers that defined the mid-range market. In addition, printer companies specializing in the mid-range market typically were successful in quickly introducing faster new generation printers, thus maintaining their advantage over lower-end printers. Several product delays in the mid-range market, however (most notably the delay of HP's 30 ppm printer), allowed other lower-end competitors, such as Lexmark and Xerox, to enter the mid-range printer market. As these new market entrants began to develop faster lower-end printers, competition for market share increased in the mid-range printer market.

     Rapid Growth of Distributed Networks. As networked offices became more prevalent in the workplace, preference shifted from offices with 1-2 centralized, bulky printers for all users to offices with multiple printers, each serving a small group of individuals. Because the lower-end printers that were entering the marketplace were smaller, easier to install, and had a considerably lower acquisition cost than true mid-range printers, higher speed light duty printers quickly became the leading solution in the new networked office environment. Although true mid-range printers have been more cost-effective in the long-run (as measured by cost per page where volume and print coverage are high), customers concerned with current budget requirements and near term profitability have increasingly opted instead for lower-end printers with lower initial acquisition costs.

     Increased Market Competition. In the mid-1990s, Xerox, the leading supplier of office copiers worldwide, took notice of trends showing office copier machines were slowly being replaced by both mid-range printers and printer/copiers with similar speeds. Xerox began work on printer/copiers that could compete in the office sector. HP's delay in introducing its 32 ppm printer in late 1998 permitted new light duty Xerox products to compete in the mid-range printer market. Xerox has devoted very substantial resources in developing new printer/copiers, that have taken market share away from HP and other industry participants. Xerox's efforts have recently culminated with the very successful introduction of a line of printer/copiers, including a 40 ppm printer/copier, which was developed at a cost approaching $500 million. As a result of the development and marketing efforts of Xerox and other industry participants, true mid-range printers have effectively been foreclosed from competing in the departmental printing and networked office market segments. In particular, Xerox has priced its 40 ppm printer/copier at approximately $3,000 per unit. In contrast, the Company's printers are several times more expensive, and, as a result, the Company's printers can only compete on the basis of a handful of features that the Xerox machines lack.

     These negative industry trends were exacerbated by Kentek's inability to successfully introduce its next generation 60 ppm printer, the KW60. Prior to the KW60, Kentek remained a successful competitor in the mid-range market by introducing new faster mid-range printers before other mid-range or lower-end printer competitors. Despite having spent approximately $15 million during 1997 and 1998, the Company was unable to complete development of the KW60. Certain aspects of the KW60 development proved to be more complex than anticipated, requiring more time and resources than originally planned. In November 1998, the Company announced it was halting further development efforts on the KW60, estimating that at least 2 years and an additional $20 million would be required to bring this next generation printer to market.

     Between November 1998 and the end of March 1999, following the Company's decision to abandon development efforts on the KW60, the Company vacated three of the five buildings it occupied, reduced its headcount by approximately 58%, and reduced operating expenses by approximately $2.8 million quarterly. The Company also incurred a restructuring charge of approximately $1.14 million in connection with these efforts.

     Because of negative competitive trends and the lack of a new faster mid-range printer to address increasing performance from light duty printers, the Company has experienced significant declines in new printer sales over the past several years. The Company's sales of consumable supplies and spare parts have also been declining due to a shrinking installed base of printers. New printer sales have not kept pace with the rate at which existing Kentek printers have been going out of service.

     Due to these factors, the public markets have not placed a significant value on Kentek's printer business. The Company's common stock has declined from a high in 1996 of $15.50, and has primarily traded at less than $8.00 per share since late 1996. From the end of August 1998 until the announcement of Buyer's merger proposal on April 21, 1999 the Shares did not trade above $7.00 per Share. A significant portion of the Company's market valuation reflects the Company's cash and investment securities, currently approximately $7.11 per share as of March 31, 1999. Over the past 12 months, a majority of Kentek's net income has been derived from its investments in marketable securities rather than its printing operations. At times, the Company's common stock has traded at a discount to its per share cash value.

     In response to this low valuation of the Company's Common Stock, Kentek's board authorized a stock buy back program. The Company repurchased a total of 2,589,750 shares of its Common Stock at an aggregate cost of $15,179,084, or an average per share cost of $5.86. The repurchased shares constituted approximately 38% of the Kentek common shares which were outstanding immediately following completion of Kentek's initial public offering.

     The table below sets forth the number of shares purchased, the range of prices paid, and the average purchase price for Shares repurchased by Kentek during each quarterly period since July 1, 1996. No repurchases occurred within the past 60 days.

                              RANGE OF        AVERAGE PURCHASE  NUMBER OF SHARES
  QUARTER ENDED            PRICES PAID (1)       PRICE (1)       REPURCHASED (1)
  -------------            ---------------       ---------       ---------------

September 30, 1996                     --                 --              --
                            -------------      -------------       ---------
December 31, 1996                      --                 --              --
                            -------------      -------------       ---------
March 31, 1997                         --                 --              --
                            -------------      -------------       ---------
June 30, 1997                          --                 --              --
                            -------------      -------------       ---------
September 30, 1997                     --                 --              --
                            -------------      -------------       ---------
December 31, 1997                      --                 --              --
                            -------------      -------------       ---------
March 31, 1998                         --                 --              --
                            -------------      -------------       ---------
June 30, 1998                          --                 --              --
                            -------------      -------------       ---------
September 30, 1998          $ 6.125-6.310      $       6.185         202,400
                            -------------      -------------       ---------
December 31, 1998           $ 5.478-5.925      $       5.737       2,009,650
                            -------------      -------------       ---------
March 31, 1999              $6.3125-6.375      $       6.350         377,700
                            -------------      -------------       ---------

--------------------

     (1)  Includes sales commissions, where applicable.

BACKGROUND OF THE PROPOSED MERGER TRANSACTION

     On February 24, 1999, Howard Morgan, the Company's Chairman, approached the Company's President and Chief Executive Officer, Philip W. Shires, to discuss alternatives for achieving liquidity for the Public Stockholders. In the course of this discussion, the topic of Mr. Shires' possible purchase of the Company arose. On March 8, 1999, Mr. Shires indicated his potential willingness to acquire the Company's outstanding Shares at a cash price of $7.85 per share, or at the option of each stockholder, at a cash price of $7.50 per share and the contingent right to receive additional cash consideration.

     During the next several weeks, Mr. Shires explored the feasibility of a potential acquisition of the Company, engaged in discussions with potential financing sources, and retained legal counsel to assist with the formulation of a formal proposal to acquire the Company. During this time, Mr. Morgan consulted with the Company's outside legal counsel, Cooley Godward LLP, regarding the possibility of Mr. Shires making a formal proposal to acquire the Company.

     On April 13, 1999, Mr. Shires' legal counsel transmitted to each of Kentek's directors and to Cooley Godward LLP an initial proposal to acquire Kentek in the form of a merger agreement. The draft merger agreement contemplated that Buyer would acquire all outstanding shares of Kentek Common Stock at a cash price of $7.85 per share, or at the option of each stockholder, at a cash price of $7.50 per share and the contingent right to receive additional cash consideration. Subsequently, Mr. Shires orally communicated to Mr. Morgan a revised proposal which deleted the option for Kentek stockholders to receive the all cash price of $7.85 per share.

     The Board, following consultation with the Company's outside legal counsel, Cooley Godward LLP, unanimously determined that, in view of possible conflicts of interest in connection with any proposal from Mr. Shires, it was advisable to form a special committee of the Board comprised of disinterested directors. At a meeting of the Board on April 21, 1999 the Board resolved to form the Special Committee, consisting of Messrs. Morgan, Weinig and Perreault, for the purpose of evaluating and negotiating the terms of any potential acquisition proposal from Mr. Shires or any entity organized by him and any related matters.

     At the April 21, 1999 meeting of the Board, the members of the Special Committee engaged in discussions regarding the retention of an investment bank and law firm as its financial and legal advisors. The Special Committee determined to retain Janney Montgomery Scott as financial advisor to the Special Committee, based upon its familiarity and expertise with the Company. Janney Montgomery Scott had served as the managing underwriter for the Company's initial public offering and had also been retained by the Company in late 1996 and early 1997 to analyze trends in the printer market and to identify potential acquisition candidates that would strengthen Kentek's market position. The Special Committee also determined to retain Cooley Godward LLP as its legal advisor based upon such firm's familiarity and expertise with the Company. Cooley Godward LLP had served as Kentek's counsel in connection with its 1996 initial public offering and had subsequently served as the company's outside legal counsel, primarily for public company and securities law advice. In addition, a current partner of Cooley Godward LLP while working at a previous law firm had served as underwriters' counsel in Kentek's initial public offering and another partner of Cooley Godward LLP currently serves as Corporate Secretary of the Company.

     On April 21, 1999, Kentek issued a press release indicating that it had received a proposal from Mr. Shires to acquire the outstanding shares of the Company's common stock for a cash price of $7.50 per share at closing plus an additional consideration in the form of a contingent cash payment right. The press release also indicated that the Board of Directors had formed the Special Committee of independent directors to review the advisability of the proposal and that the Special Committee had retained Janney Montgomery Scott to serve as independent financial advisor to the Special Committee and Cooley Godward LLP to serve as independent legal counsel to the Special Committee.

     Following the April 21, 1999 announcement, the Special Committee instructed Mr. Morgan to contact firms in the printer industry regarding their potential interest in acquiring Kentek. Mr. Morgan contacted and had discussions with Printronix, Lexmark, Genicom and Miami Computer Services to solicit their interest in acquiring Kentek. These companies were contacted because they had preexisting customer or supplier relationships with Kentek, or had otherwise evinced interest. Neither Xerox nor Hewlett Packard was a current customer, and both had previously told the Company that they would not acquire assets that generated revenues less than $250 million per year, or that could not quickly be brought to those levels.

     Each of the parties contacted by Mr. Morgan declined to make an acquisition proposal. In addition, no other parties contacted Mr. Morgan, Kentek or Janney Montgomery Scott regarding an acquisition proposal. Based upon discussions among the Special Committee and Janney Montgomery Scott, the Special Committee concluded not to attempt to contact potential financial buyers for the Company. The size of the transaction, the potential profit and potential return on investment were deemed likely to be too small to interest an institutional financial buyer, such as a leveraged buy out fund. In addition, the Company's lack of growth prospects were considered to be a significant deterrent for many financial buyers.

     During the next two weeks, Cooley Godward LLP negotiated the terms of the proposed merger agreement with Mr. Shires' counsel. In addition, Janney Montgomery Scott met with Kentek officers to prepare its financial analysis of the proposed acquisition. Mr. Morgan updated the Special Committee, Janney Montgomery Scott and Cooley Godward LLP regarding discussions with potential acquirors.

     On May 7, 1999, the Special Committee met telephonically. Janney Montgomery Scott and Cooley Godward LLP participated in the May 7, 1999 meeting. Mr. Morgan updated the Special Committee and its advisors about discussions with other potential acquirors. The Special Committee discussed the proposed terms of Mr. Shires' proposal, particularly the valuation of the contingent cash payment right contained in Mr. Shires' proposal. The Special Committee also discussed whether it was likely that proposals from other potential acquirors might be received. The Special Committee instructed Cooley Godward LLP to proceed with the negotiation of the proposed merger agreement which had been received from Mr. Shires' counsel.

     On May 10, 1999, the full Board met in New York City. Janney Montgomery Scott attended this meeting in person, and Cooley Godward LLP participated via telephone. Mr. Morgan reported that a revised proposal had been received from Mr. Shires. Under the revised proposal, the Buyer would acquire all outstanding shares of Kentek common stock at a cash price of $8.29 per share with no contingent cash payment. At the May 10, 1999 meeting, Janney Montgomery Scott presented its preliminary analysis of the fairness from a financial point of view of Mr. Shires' proposal for the acquisition of the Company and Mr. Shires furnished the Special Committee and its advisers with a commitment letter from US Bank regarding the financing for the proposed transaction. In addition, Cooley Godward LLP reported on the status of the negotiations on the form of definitive merger agreement.

     Among other things, the Board, Janney Montgomery Scott and Cooley Godward LLP discussed the following in relation to the proposed merger agreement:

     o No Voting Agreement. The proposed agreement did not require any of the Company's stockholders to vote in favor of the proposed merger and the related transactions.

     o Modest Termination Fees. The proposed agreement did not require the payment of termination fees in excess of the reasonable expenses incurred by Buyer and its affiliates in connection with the preparation and negotiation of the proposed merger agreement.

     o Fiduciary Outs. The proposed agreement provided that the Board and/or the Special Committee could authorize Kentek to engage in discussions or negotiations concerning an unsolicited Acquisition Proposal (and may furnish information and cooperate in this regard) subsequent to the execution of the proposed merger agreement. This action could be taken if the Board and/or the Special Committee determined in the exercise of its fiduciary duties that such action was in the best interests of Kentek stockholders. An "Acquisition Proposal" was defined as any proposal or offer with respect to:

          o a tender or exchange offer, a merger, consolidation or other business combination involving Kentek or any of its subsidiaries (including a merger of equals involving Kentek),

          o the acquisition of an equity interest in Kentek representing in excess of 33% of the power to vote for the election of a majority of directors of Kentek, or

          o the acquisition of assets of Kentek or its subsidiaries (including stock of one or more subsidiaries of Kentek) representing 33% or more of the consolidated assets of Kentek, in each case by any person other than Buyer or its affiliates.

              In addition, the proposed agreement provided that following receipt of an Acquisition Proposal that was financially superior to the proposed merger (as determined in good faith by the Board), the Board could withdraw, modify or not make a recommendation in favor of the proposed merger. This action could be taken if the Board concluded in good faith that such action was necessary in order to act in a manner that is consistent with its fiduciary obligations under applicable law.

o Confidentiality. Pursuant to the terms of the proposed agreement, Kentek could not engage in negotiations with, or disclose any nonpublic information to, any person unless it received from such person an executed confidentiality agreement on terms and conditions deemed by the Board to be appropriate and in Kentek's best interest.

o Notification of Acquisition Proposals. Kentek would be required to promptly notify Buyer of the receipt of any Acquisition Proposal not less than two business days prior to entering into any agreement in connection with the Acquisition Proposal. Any such notice would be required to include the identity of the person or group making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal. Kentek could not enter into a definitive agreement in connection with an Acquisition Proposal unless at least five business days had passed since Kentek initially notified Buyer of an inquiry or proposal relating to an Acquisition Proposal. Within the two-business day or five-business day periods referred to above, if any, Buyer could propose an improved transaction. The two and five-business day waiting periods would not required if the Board or the Special Committee decided that the waiting periods conflicted with the exercise of the Board's fiduciary obligations to its stockholders.

o Termination Provisions. Kentek could terminate the proposed agreement at any time if:

     o the Board determined in good faith that an Acquisition Proposal was financially superior to the proposed merger and was reasonably capable of being financed, and

     o Kentek entered into a definitive agreement to effect the financially superior Acquisition Proposal, and Kentek complied with the covenants set forth below under "Certain Provisions of the Merger
          Agreement--Covenants."

              If the Merger Agreement was validly terminated, none of its provisions would survive (except for miscellaneous provisions relating to confidentiality, expenses, governing law, jurisdiction, waiver of a jury trial, and other matters). Termination would be without any liability on the part of any party, unless such party is in willful breach of a provision of the proposed agreement.

o Price. The proposed price of $8.29 per share constituted a 19.5% premium over the closing price for the Shares on The NASDAQ National Market on April 21, 1999, the day before Kentek announced it had received Buyer's initial proposal.

     Following the May 10, 1999 meeting, Cooley Godward LLP negotiated with Mr. Shires' counsel the final terms of a merger agreement reflecting the revised proposal. Copies of the final merger agreement, the final financial presentation material of Janney Montgomery Scott, and a draft of Janney Montgomery Scott's fairness opinion were distributed to all members of the Board.

     The Special Committee and the Board next met on May 14, 1999 telephonically. Janney Montgomery Scott and Cooley Godward LLP participated in the May 14, 1999 meetings. The Special Committee reviewed with counsel a draft of the Merger Agreement in final form. Janney Montgomery Scott provided a detailed financial evaluation of the Company and the pending proposal to the Special Committee and advised the Special Committee that, in its opinion, as of that date, the $8.29 price was fair, from a financial point of view, to the stockholders of the Company other than Mr. Shires or his affiliates. A discussion with and questions to Janney Montgomery Scott by the Special Committee followed. The Special Committee then concluded, after also considering the Company's prospects of increasing stockholder value as a public company, that in the circumstances then existing, the $8.29 per share offer was, for stockholders other than Mr. Shires and his affiliates, preferable to continuing to hold shares in the public company. The Special Committee then unanimously determined to approve the Merger Agreement and declare that the Merger Agreement was advisable and fair to and in the best interests of the stockholders of the Company other than Mr. Shires and his affiliates, and approved resolutions recommending that the Board approve the Merger Agreement and cause the Company to execute and deliver the Merger Agreement. Immediately thereafter, the entire Board unanimously resolved to approve the Merger Agreement. Subsequent to the Board meeting, on May 14, 1999, the Company and the Buyer entered into the Merger Agreement.

     The Company issued a press release on the morning of May 14, 1999 announcing the execution of the Merger Agreement.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

     On May 14, 1999, the Special Committee unanimously determined that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders, and recommended that the Board and the stockholders of the Company approve and adopt the Merger, the Merger Agreement and the transactions contemplated thereby.

     On May 14, 1999, the Board, on the unanimous recommendation of the Special Committee, unanimously determined that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders, and recommended that the stockholders of the Company approve and adopt the Merger, the Merger Agreement and the transactions contemplated thereby. Prior to participating in the determinations and recommendations of the Board, Mr. Shires, who is the sole, stockholder, director and officer of Buyer, identified his affiliations with Buyer and noted that as a result of such affiliations he had a direct conflict of interest.

     The Special Committee and the Board have not revoked or modified their May 14, 1999 determinations that the Merger, the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Public Stockholders.

REASONS OF THE COMPANY FOR THE MERGER; FAIRNESS OF THE MERGER

     Special Committee.

     In approving, and recommending that the entire Board approve, the Merger Agreement, and in declaring, and recommending that the entire Board declare, the Merger Agreement advisable and the transactions contemplated thereby to be fair to and in the best interests of the Company's stockholders, the Special Committee considered the following factors, each of which, in the opinion of the Special Committee, supported its decision.

o Limitations as a Public Company. The Special Committee considered the fact that the Company's limited trading volume, institutional sponsorship and public float, small market capitalization and diminishing research attention from market analysts, had adversely affected the trading markets for, and the value of, the Company's Common Stock. In addition, the Company's stock price performance since the Company's initial public offering in 1996 had been erratic. In recent years, the Company's failure to demonstrate consistent profitability, revenue growth and product development highlighted the Company's inability to generate and sustain the rate of rapid growth generally expected by the public equity markets for small capitalization companies. The Special Committee concluded that in the circumstances then existing, the $8.29 per Share cash consideration to be received by the Public Stockholders was preferable to continuing to hold shares in the public company. Accordingly, the Special Committee concluded that stockholder value was not likely to be maximized were the Company to remain a public company.

o Liquidity. The Special Committee considered the average volume of trading on a typical day in recent years, the fact that such volumes were not substantial and the fact that a number of the Public Stockholders would not be able effectively to sell their Shares into the available market.

o Financial Performance and Future Prospects. The Special Committee considered information with respect to the financial condition, results of operations, business and prospects of the Company, including the financial projections supplied to Janney Montgomery Scott and the inherent uncertainties and contingencies associated with such financial projections, the size of the Company as compared to the remaining companies in the printer industry, and the economic and market conditions affecting the Company. The Special Committee also considered the impact that these factors had and could have on the value of the Common Stock.

o Opinion of Janney Montgomery Scott. Janney Montgomery Scott delivered to the Special Committee the financial presentation and its written opinion to the effect that, as of the date of its opinion and based upon and subject to the matters stated in its opinion, the $8.29 per Share Merger Consideration to be received by the Public Stockholders in the Merger was fair to the Public Stockholders from a financial point of view. THE FULL TEXT OF JANNEY MONTGOMERY SCOTT'S WRITTEN OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JANNEY MONTGOMERY SCOTT, IS ATTACHED AS ANNEX B TO

     THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF JANNEY MONTGOMERY SCOTT CAREFULLY. In addition, the presentation of any the factors considered by Janney Montgomery Scott in its fairness opinion as discussed under "--Opinion of Financial Advisor to the Board and the Special Committee" supported the Special Committee's determination.

o Market Price and Premium. The Special Committee considered that the proposed price of $8.29 per share constituted a 19.5% premium over the closing price for the Shares on The NASDAQ National Market on April 21, 1999, the date before Kentek announced it had received Buyer's initial proposal. The market price of the Common Stock was deemed relevant because it indicates the arms-length trading price of the Common Stock as determined in the open market.

o Negotiations with Buyer. The Special Committee considered the history of negotiations with respect to the Merger Agreement and the transactions contemplated thereby as the product of arm's-length negotiations between Buyer and the Special Committee, which among other things, led to:

     o an increase in Buyer's offer from $7.85 per Share to $8.29 per Share to be received by the Public Stockholders, combined with the Special Committee's belief that $8.29 per Share was the highest price that Buyer would offer;

     o provisions providing that the Company may, under certain circumstances, engage in discussions or negotiations with, and furnish information or access to, third parties who submit a written acquisition proposal for a transaction, together with the ability of the Board to terminate the Merger Agreement in order to permit the Company to enter into such a transaction

     See "Background of the Merger--Background of the Proposed Merger Transaction" and "Certain Provisions of the Merger Agreement."

o Financing Commitment. The Special Committee considered (1) the Commitment Letter received by Buyer from US Bank to fund a certain portion of the financing for the Merger and (2) Buyer's plan to fund the remainder of the Merger Consideration with cash and marketable securities currently held by Kentek. The Special Committee and its financial advisors reviewed the terms and conditions of, and were satisfied with, such commitment letters and such financing plans.

o Lack of Potential Buyers. The Special Committee believed that the length of time between the public announcement of Buyer's indication of interest in the Company and the date of the Merger Agreement provided a substantial amount of time within which to gauge the current level of interest in the Company and to permit potential buyers to come forward. The Special Committee also believed, based on discussions with Janney Montgomery Scott, that the prospects for a transaction between the Company and potential unaffiliated strategic or financial third party buyers were limited due to the Company's recent and projected future revenues and results of operation. In addition, the Special Committee also considered the provisions of the Merger Agreement which legally and practically permit the Company to meaningfully respond to third party proposals for alternative transactions. In particular, the terms of the Merger Agreement authorize the Company under certain circumstances to (1) engage in negotiations with third parties who submit proposals for alternative transactions if the Board and/or the Special Committee determine in the exercise of their fiduciary duties that such proposals are in the best interest of the Public Stockholders, and (2) terminate the Merger Agreement in order to permit the Company to enter into such an alternative transaction. See "Background of the Merger--Background of the Proposed Merger Transaction" and "Certain Provisions of the Merger Agreement."

o Special Committee Composition and Retention of Advisors. The Special Committee took into account that it was composed of disinterested directors, none of whom would have equity interests in the Company subsequent to the consummation of the Merger. The Special Committee also considered that it was advised by legal counsel and financial advisors who negotiated on behalf of the Special Committee, assisted the Special Committee in evaluating proposed transactions and provided the Special Committee with financial and legal advice.

     o Availability of Appraisal Rights. The Special Committee considered that appraisal rights will be available to the Public Stockholders under Delaware law.

     o Loss of Equity Interest. The Special Committee considered the fact that if the Merger Agreement is approved, the Public Stockholders will not participate in the earnings or increased value of the Company, if any. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that the Merger was preferable to enabling the holders of such stock to have a speculative potential future return.

     In view of the various factors considered by the Special Committee in connection with its evaluation of the Merger and the Merger Consideration, the Special Committee did not find it necessary to quantify or otherwise attempt to assign relative importance to the specific factors considered in making its determination, nor did it evaluate whether such factors were of equal importance. However, based upon these factors, the evaluation of all the relevant information provided to them by Janney Montgomery Scott and taking into account the existing trading ranges for the Company Common Stock, the Special Committee determined that the Merger, including the Merger Consideration, was fair from a financial point of view, to the Public Stockholders. In considering the factors described above, individual members of the Special Committee may have given different weights to different factors. The Special Committee was not aware of any factors which would lead the Special Committee to believe that the Merger would be unfair to the Public Stockholders.

     Board of Directors.

     In reaching its determination referred to above, the Board considered and relied upon the Special Committee's conclusions, recommendations, unanimous approval of the Merger Agreement, and declaration of the Merger Agreement's advisability and upon Janney Montgomery Scott's opinion (which opinion was also addressed to the Board) that, as of the date of such opinion, based upon and subject to various considerations, assumptions and limitations stated therein, the $8.29 per share in cash to be received by the Public Stockholders in the Merger was fair to such stockholders from a financial point of view, and the related analyses presented by Janney Montgomery Scott.

     In view of the wide variety of factors considered by the members of the Board in connection with their evaluation of the Merger and the complexity of such matters, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative importance to the specific factors considered in making its determination. The Board also relied on the experience and expertise of Janney Montgomery Scott for quantitative analysis of the financial terms of the Merger. See "--Opinion of Financial Advisor to the Board and the Special Committee." The Board did not find it necessary to quantify or otherwise attempt to assign relative importance to the specific factors considered in making its determination, nor did it evaluate whether such factors were of equal importance. Rather, the Board conducted a discussion of, among other things, the factors described above, including asking questions of the Company's management and legal and financial advisors, and reached a general consensus that the Merger was advisable and in the best interests of the Company and the Public Stockholders. In considering the factors described above, individual members of the Board may have given different weights to different factors. The Board was not aware of any factors which would lead the Board to believe that the Merger would be unfair to the Public Stockholders.

OPINION OF FINANCIAL ADVISOR TO THE BOARD AND THE SPECIAL COMMITTEE

     The Special Committee and the Board retained Janney Montgomery Scott as their financial advisor to review the Merger and to render an opinion as to the fairness, from a financial point of view, of the Merger to the Public Stockholders. As described herein, Janney Montgomery Scott's opinion, dated May 14, 1999, together with the related presentation to the Special Committee and the Board, was only one of many factors taken into consideration by the Special Committee and the Board in making their determinations to approve the Merger and the Merger Agreement.

     On May 14, 1999, Janney Montgomery Scott delivered its opinion to the Special Committee and the Board to the effect that, as of such date, and based upon and subject to certain matters stated therein, the Merger was fair, from a financial point of view, to the Public Stockholders.

     THE FULL TEXT OF JANNEY MONTGOMERY SCOTT'S WRITTEN OPINION, DATED MAY 14, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON

REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. JANNEY MONTGOMERY SCOTT'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY AND ADDRESSES THE FAIRNESS OF THE TRANSACTIONS TO THE PUBLIC STOCKHOLDERS OF THE COMPANY FROM A FINANCIAL POINT OF VIEW. JANNEY MONTGOMERY SCOTT'S OPINION DOES NOT ADDRESS THE UNDERLYING DECISION OF THE COMPANY TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE OR AS TO ANY OTHER ACTION SUCH STOCKHOLDER SHOULD TAKE IN CONNECTION WITH THE MERGER. THE SUMMARY OF THE OPINION OF JANNEY MONTGOMERY SCOTT SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with its opinion, Janney Montgomery Scott reviewed: (i) certain publicly available business and financial information relating to the Company that Janney Montgomery Scott deemed relevant, (ii) certain information, including financial forecasts, relating to the business and prospects of the Company, (iii) selected financial and stock market data for certain other publicly traded companies that Janney Montgomery Scott deemed relevant, (iv) the financial terms of certain other business combinations that Janney Montgomery Scott deemed relevant, (v) the recent trading history of the Common Stock, and (vi) other financial studies and analyses as Janney Montgomery Scott deemed necessary. In addition, Janney Montgomery Scott held discussions with members of management of the Company regarding the Company's business, financial condition and prospects.

     In preparing its opinion, Janney Montgomery Scott assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Janney Montgomery Scott has not assumed any responsibility for independently verifying such information or undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, Janney Montgomery Scott has not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with it by the Company, Janney Montgomery Scott has assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Janney Montgomery Scott's opinion expresses no view with respect to how such projections were obtained or the assumptions on which they were based. Further, Janney Montgomery Scott has relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Janney Montgomery Scott's opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to it, as of May 14, 1999.

     In arriving at its opinion as described herein, Janney Montgomery Scott did not ascribe a specific range of values to the Company, but made its determination as to the fairness, from a financial point of view, of the Merger Consideration to the Public Stockholders on the basis of a variety of financial and comparative analyses, including those described below. The summary of analyses performed by Janney Montgomery Scott as set forth below does not purport to be a complete description of the analyses underlying Janney Montgomery Scott's opinion. The presentation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. No company or transaction used in such analyses as a comparison is identical to the Company or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In arriving at this opinion, Janney Montgomery Scott made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Janney Montgomery Scott believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion.

     The following is a summary of the material analyses performed by Janney Montgomery Scott and presented to the Special Committee and the Board at meetings on May 14, 1999.

     Historical Operating Results and Financial Condition. In rendering its opinion, Janney Montgomery Scott reviewed and analyzed the historical and current operating results and financial condition of the Company which included
(i) an assessment of the Company's recent financial statements and (ii) an analysis of the Company's revenue, growth and operating performance trends.

     Projections. Janney Montgomery Scott analyzed the Company's projections in support of its fairness opinion. The projections were not reviewed by independent auditors and were not prepared in accordance with generally accepted accounting principles. Such projections were based on numerous estimates and other assumptions and are inherently subject to significant uncertainties and contingencies. There is no assurance that the projections will be achieved and the use thereof by Janney Montgomery Scott should not be regarded as an indication that the Company or any other person considers such estimates an accurate prediction of future events.

     Historical Stock Price Performance. Janney Montgomery Scott reviewed and analyzed the reported daily closing market prices and trading volume of the Common Stock for the three year period ended May 13, 1999. The Common Stock closed at a three year high for that period of $14.25 per share on May 14, 1996, and at a three year low for that period of $4.25 per share on September 13, 1996. For the 90 trading days from December 10, 1998 through April 21, 1999, the day before Kentek announced it had received Buyer's initial proposal, the Common Stock closed at prices from between $5.50 per share to $7.00 per share. For the 60 days prior to the announcement, the Common Stock closed at prices from between $6.00 per share to $7.00 per share; for the 30 days prior to the announcement, the Common Stock closed at prices ranging from between $6.00 per share to $7.00 per share; and for the 10 days prior to the announcement, the Common Stock closed at prices ranging from $6.375 per share to $7.00 per share. The historical stock performance review was performed to provide background information and to add context to the other analyses performed by Janney Montgomery Scott, as described below.

     Analysis of Selected Publicly Traded Comparable Companies. Using publicly available information, Janney Montgomery Scott compared the financial performance and stock market valuation for the Company with respective corresponding data and ratios of certain similar publicly traded companies. Janney Montgomery Scott selected these companies from the universe of possible companies based upon Janney Montgomery Scott's view as to the comparability of financial and operating characteristics of these companies to the Company. With respect to each such analysis, Janney Montgomery Scott made such comparisons among the following companies: Axiohm Transaction Solutions, Bull Run Corp., Genicom Corp., Lexmark International Group Inc., Printronix Inc., QMS Inc., Transact Technologies Inc., Tridex Corp. and Zebra Technologies (the "Comparable Companies").

     Among other multiples calculated and reviewed by Janney Montgomery Scott were the Comparable Companies' (i) stock price multiples to historical and estimated net income and (ii) enterprise value (total stock market value adjusted for debt and cash) multiples to latest twelve months ("LTM") revenues, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"). All of the trading multiples of the Comparable Companies were based on closing stock prices on May 3, 1999. The Comparable Companies were found to have trading ranges for enterprise value to LTM revenues of 0.5x to 2.7x with a median value of 0.9x, enterprise value to LTM EBITDA of 3.5x to 74.4x with a median value of 6.1x, enterprise value to LTM EBIT of 7.7x to 42.7x with a median value of 16.7x, price to fiscal 1999 projected net income of 9.0x to 28.6x with a median value of 15.2x, and a price to fiscal 2000 projected net income of 7.7x to 24.0x with a median value of 13.5x. Applying the median values to Kentek's historical and projected financials resulted in an implied valuation range of $4.01 to $7.38 per share.

     Analyses of Selected Comparable Transactions. Janney Montgomery Scott also reviewed publicly available information relating to certain merger and acquisition transactions in respect of companies primarily in industries related to the Company's business ("Comparable Transactions"). With respect to the Company, Janney Montgomery Scott examined multiples of the value of common equity and indebtedness assumed in each of the transactions to, among other measures, such acquired companies' revenue, EBITDA and EBIT. For each measure, revenue, EBITDA and EBIT consisted of the latest twelve months of available financial information on the respective date of each transaction.

     Janney Montgomery Scott identified and examined nineteen Comparable Transactions which occurred during the past three years. The seven transactions that Janney Montgomery Scott deemed most relevant included: the acquisition of Texas Instruments' worldwide printer division by Genicom Corp.; the acquisition of Digital

Equipment's printing systems by Genicom Corp.; the acquisition of DH Technology Inc. by Axiohm SA; the acquisition of International Imaging materials by Paxar Corp.; the acquisition of Computer Vision Corp. by Parametric Technology Corp.; the acquisition of Eltron International Inc. by Zebra Technologies; and the acquisition of Raster Graphics Inc. by Gretag Imaging Group Inc. The Comparable Transactions were found to have acquisition ranges for LTM revenue of 0.3x to 2.3x with a median value of 1.2x, LTM EBITDA of 9.3x to 13.0x with a median value of 9.6x, and LTM EBIT of 3.3x to 14.9x with a median value of 12.9x. Applying the median values to Kentek's historical financials resulted in an implied valuation range of $5.12 to $10.25 per share.

     Discounted Cash Flow Analysis. Janney Montgomery Scott prepared a discounted cash flow analysis of the future unleveraged free cash flows that the Company's operations could be expected to generate during various periods using projections provided to Janney Montgomery Scott by the Company. Unleveraged free cash flows of the Company were projected over a period ending June 30, 2004. A terminal value was calculated utilizing an exit multiple between 0.0x and 4.0x projected EBITDA in fiscal 2004. The estimated future unleveraged free cash flows and the terminal value were discounted to present values using a range of discount rates from between 12.5% and 22.5%. After subtracting the present value of payments due to debtholders, Janney Montgomery Scott arrived at a range of estimated per share values for the Common Stock of between $7.57 and $8.42. Based on a midpoint exit multiple of 2.0x EBITDA in the fiscal year 2004, and a midpoint discount rate of 17.5%, this analysis produced a midpoint per share value for the Common Stock of $7.93.

     Liquidation Analysis. Janney Montgomery Scott conducted an analysis to estimate the net amount of cash which would be realized in an orderly liquidation of certain of Kentek's assets and satisfaction of certain of its liabilities, excluding costs related to dissolving the Company as a corporate entity. In performing its analysis, Janney Montgomery Scott relied on Kentek management's estimates of the net amount which would be realized from the disposal of certain of Kentek's assets and the satisfaction of certain of its liabilities. The liquidation analysis resulted in an equity value range of Kentek from $5.00 per share to $8.25 per share.

     Janney Montgomery Scott is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes.

     Pursuant to the terms of Janney Montgomery Scott's engagement, the Company has agreed to pay Janney Montgomery Scott for its financial advisory services in connection with the Transactions as follows: (i) $25,000 payable on the date of the engagement, and (ii) $100,000 to be paid on the closing of the Merger. As of the date hereof, the Company has paid Janney Montgomery Scott $25,000 of such fees. In addition, the Company has agreed to reimburse Janney Montgomery Scott for its out-of-pocket expenses, and to indemnify Janney Montgomery Scott against certain liabilities, or to contribute to payments Janney Montgomery Scott may be required to make in respect thereof.

CERTAIN PROJECTIONS

     The Company does not as a matter of course make public forecasts as to future operations, but the Company did prepare certain projections in April 1999 which it provided to Janney Montgomery Scott in connection with their analysis of Buyer's proposal and the financial evaluation of the Company at that time. The projections set forth below are included in this Proxy Statement solely because such information was available to Buyer, was provided by the Company to Janney Montgomery Scott in April 1999 and was used in connection with Janney Montgomery Scott's May 14, 1999 fairness opinion and related presentation to the Special Committee. See "Background of the Merger--Background of the Proposed Merger Transaction" and "Special FactorS--Opinion of Financial Advisor to the Board and the Special Committee."

    THE PROJECTIONS SET FORTH BELOW WERE NOT PREPARED BY THE COMPANY WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROSPECTIVE FINANCIAL INFORMATION, NOR WAS THE INFORMATION PREPARED WITH THE ASSISTANCE OF OR REVIEWED, COMPILED OR EXAMINED BY, INDEPENDENT ACCOUNTANTS. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO

ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS SET FORTH BELOW WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS SET FORTH BELOW. THE INCLUSION OF THE PROJECTIONS IN THIS PROXY STATEMENT SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY OR BUYER OR ANY OF THEIR RESPECTIVE FINANCIAL ADVISORS OR OTHER REPRESENTATIVES, OR THEIR RESPECTIVE OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE ACCURATE, RELIABLE OR ACHIEVABLE, AND NONE OF SUCH PERSONS OR ENTITIES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETION THEREOF.


                                                            FISCAL YEAR ENDED JUNE 30,
                                 -----------------------------------------------------------------------------
                                                              (NUMBERS IN THOUSANDS)
                                    2000             2001             2002             2003             2004
                                    ----             ----             ----             ----             ----

INCOME STATEMENT DATA:
Net Revenues (a)                 $  23,699        $  17,495        $  13,283        $   9,128        $   6,123
Operating Expenses                   6,891            5,070            4,100            2,880            1,850
Operating Income (EBIT)              3,920            3,027            1,976            1,201              899

BALANCE SHEET DATA:
Total Assets                     $  15,696        $  14,536        $  15,164        $  15,073        $  14,607
Total Liabilities                    7,683            4,940            4,574            3,914            3,031
Total Stockholders'                  8,012            9,596           10,590           11,159           11,576
     Equity

CASH FLOW STATEMENT:
Cash - End of Period             $   4,880        $   5,720        $   7,811        $   9,197        $   9,737

----------------------
(a)  Based on historical statistical data and trends.

CERTAIN TRANSACTIONS

     The Company entered into an Employment Agreement with Mr. Shires on April 1, 1989 (the "Employment Agreement"). The Employment Agreement, which pursuant to its terms has been amended by the Board, provided in fiscal 1998 for (i) an annual salary of $252,000, (ii) an annual bonus equal to 1.5% of the Company's pre tax profit for each fiscal year and (iii) a leased or purchased automobile or an automobile allowance of $800 per month. The Employment Agreement can be terminated by the Company by written notice at any time, and in such event, Mr. Shires is entitled to a monthly severance payment equal to his then current monthly salary (exclusive of any incentive compensation or bonus) for a period of six months after such termination. Mr. Shires is obligated not to solicit any employees to leave employment of the Company for a period of three years after termination of his employment.

     From July 1, 1997 through the date of this Proxy Statement, the Company paid The Arca Group, Inc. approximately $179,000 for consulting services provided by Dr. Morgan, Chairman of the Board. Dr. Morgan is President of The Arca Group, Inc.

     Cooley Godward LLP, counsel to the Special Committee in connection with the Merger, represented the Company in various legal matters since 1994.

PLANS FOR THE COMPANY AFTER THE MERGER; CONDUCT OF THE BUSINESS OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED

     The Company's printer sales and, consequently, consumable supplies and spare parts sales are decreasing over time due to increased competition in the printer industry and the introduction, by competitors, of new products. Buyer plans to continue to manage Kentek's business as the business has been managed over the recent past and does not plan to introduce or develop new products other than extensions of existing product lines. Buyer anticipates that the revenues generated by the Company following the Merger will be sufficient to repay the Company's creditors, and will enable the Company to service its existing customers.

     Other than as discussed above, Kentek has no current plans or proposals relating to any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving Kentek or any of its subsidiaries, any sale or transfer of a material amount of the assets of Kentek or any of its subsidiaries or any other material change in Kentek's corporate structure or business. Kentek, however, will continue to be open to reviewing and exploring any opportunities to maximize stockholder value and will evaluate any transactions involving its business as they arise. Buyer has no plans (other than pursuant to the Merger Agreement) to acquire the shares of Common Stock held by the Public Stockholders.

                           PRICE OF THE COMMON STOCK

     Kentek's Common Stock began trading publicly on The NASDAQ National Market under the ticker symbol KNTK on April 17, 1996. Prior to that date, there was no public market for the Common Stock. The initial offering price per Share was $8.00. As of June 2, 1999, 4,604,152 Shares were outstanding and the Company had approximately [___] holders of record of the Common Stock, which figure does not include those stockholders whose certificates are held by nominees. The table below sets forth the per share quarterly high and low closing prices as well as the average daily trading volume of the Common Stock since the Company's initial public offering on April 17, 1996 as reported on The NASDAQ National Market.

                                                                                              HIGH           LOW
                                                                                              ----           ---
FISCAL YEAR ENDED JUNE 30, 1996

    Fourth Quarter...................................................................... $    15.50      $    8.00

FISCAL YEAR ENDED JUNE 30, 1997
    First Quarter....................................................................... $    10.75      $    4.25
    Second Quarter......................................................................       6.50           4.38
    Third Quarter.......................................................................       7.38           5.63
    Fourth Quarter......................................................................       8.25           6.19

FISCAL YEAR ENDED JUNE 30, 1998
    First Quarter....................................................................... $    10.38      $    6.75
    Second Quarter......................................................................       9.38           6.25
    Third Quarter.......................................................................       8.88           6.75
    Fourth Quarter......................................................................       9.38           7.88

FISCAL YEAR ENDED JUNE 30, 1999
    First Quarter....................................................................... $     8.66      $    6.00
    Second Quarter......................................................................       6.63           5.38
    Third Quarter.......................................................................       6.75           5.88
    Fourth Quarter (1)..................................................................       7.88           6.31

-----------------------
(1)    Through May 21, 1999

     On April 21, 1999, the last trading day before the public announcement that Buyer had proposed to acquire the Shares held by the Public Stockholders for $7.50 per Share, the closing bid price of the Common Stock was $6.9375 per share.

     On May 13, 1999, the last trading day before public announcement of the execution of the Merger Agreement, the high and low sale prices and the closing price of the Common Stock were $7.625 per share.

     On [DATE], 1999, the closing price of the Common Stock as reported was $[_____] per share.

     On [DATE], 1999, there were approximately [_______] holders of Common
Stock.

     Stockholders should obtain current market price quotations for the Common Stock in connection with voting their Shares.

     A cash dividend of $.02 per Share for the third quarter was declared May 10, 1999. A quarterly cash dividend of $.02 per Share has been paid for each quarter during the last two years. Pursuant to the Merger Agreement, no further dividends will be paid.

     Upon consummation of the Merger, the Shares will cease to be traded on The NASDAQ National Market.

                                   THE MERGER

OVERVIEW

     For a description of the principal terms of the Merger and the Merger Agreement, including the consideration to be received by the Public Stockholders, see "Certain Provisions of the Merger Agreement."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of the Merger to holders of Common Stock. The discussion is for general information only and does not purport to consider all aspects of federal income taxation that might be relevant to holders of Common Stock. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change (possibly with retroactive effect). The discussion applies only to stockholders who hold shares of Common Stock as capital assets within the meaning of Section 1221 of the Code, and may not apply to Common Stock received pursuant to compensation arrangements, Common Stock held as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment, or to certain types of stockholders (such as financial institutions, insurance companies, tax-exempt organizations and broker-dealers) who may be subject to special rules. This discussion does not address the federal income tax consequences to a stockholder who, for federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (as defined in the Code), nor does it consider the effect of any foreign, state, local or other tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE TAX EFFECTS TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

     The receipt of cash for Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable foreign, state, local or other tax laws. In general, for federal income tax purposes, a stockholder will recognize capital gain or loss equal to the difference between the stockholder's adjusted tax basis in his Common Stock and the amount of cash received therefor. Gain or loss must be determined separately for each block of Common Stock (i.e., Shares acquired at the same cost in a single transaction) held by the stockholder.

     Net capital gain (i.e., generally capital gain in excess of capital loss) recognized by an individual investor upon a disposition of Common Stock that has been held for more than 12 months will generally be subject to a maximum tax rate of 20% or, in the case of Common Stock that has been held for 12 months or less, will be subject to tax at ordinary income tax rates. There are also limitations on a stockholder's deductibility of capital losses.

     Payments in connection with the Merger may be subject to "backup withholding" at a rate of 31%, unless a stockholder (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number ("TIN") (which, for an individual stockholder, would be the stockholder's social security number) to the Transfer Agent (as defined below), and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the stockholder's federal income tax liability, provided that the required information is furnished to the IRS. Each stockholder should consult with his own tax advisor as to his qualification or exemption from backup withholding and the procedure for obtaining such exemption. Stockholders may prevent backup withholding by completing a Substitute Form W-9 provided by the Transfer Agent and submitting it to the Transfer Agent.

ACCOUNTING TREATMENT

     Buyer will account for the Merger as "purchase" in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Buyer in connection with the Merger will be allocated to the Company's assets and liabilities based upon their fair values, with any excess being treated as goodwill.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Stockholders should be aware that, as a result of his relationships with Kentek and Buyer, Philip W. Shires, the Company's Chief Executive Officer and President and a director, has interests described herein that are different from, or in addition to, the interests of holders of Shares generally. These interests have presented Mr. Shires with direct conflicts of interest in connection with the Merger. The Special Committee and the Board were and are aware of the interests and conflicts described below and elsewhere in this Proxy Statement and considered them in addition to the other matters described under "Background of the Merger-Recommendation of the Special Committee and the Board of Directors" and "--Reasons of the Company for the Merger; Fairness of Merger." For information on the role of the Special Committee, see also "Background of the Merger."

     The members of the Special Committee were compensated as follows: The chairman was paid $30,000 and the other two members of the Special Committee were paid $20,000 for serving as members of the Special Committee.

     Pursuant to the Merger Agreement, the Company has agreed for two years after the Merger to indemnify all present directors and officers of the Company and, subject to certain limitations, use its best efforts to maintain for two years a directors' and officers' insurance and indemnification policy and a fiduciary liability policy on terms with respect to coverage and amount not less favorable in any material respect, than any such policies in effect on May 14, 1999. See "Certain Provisions of the Merger Agreement--Covenants."

     As of the Record Date, the executive officers and directors of the Company beneficially owned an aggregate of [__________] Shares of which [________] are entitled to vote at the Special Meeting. Based on the merger consideration of $8.29 per Share, the aggregate consideration which would be received in the Merger by the executive officers and directors of the Company in respect of such Shares would be $[__________]. See "Security Ownership of Certain Beneficial Owners and Management."

     The members of the Special Committee will not serve as directors of Buyer or any of its affiliates subsequent to the Merger. All unvested stock options held by the directors of Kentek will vest upon the consummation of the Merger. Except as set forth in the preceding sentence, none of the officers or directors of Kentek will receive a compensation package or severance payments as a result of the Merger.

MERGER FINANCING

     The total amount of cash required to consummate the transactions contemplated by the Merger Agreement, including payment of related fees and expenses, is estimated to be approximately $39 million. Buyer expects to obtain the Merger Financing through borrowings under a new senior secured loan facility, and from cash and marketable securities held by Kentek. Pursuant to the Commitment Letter, US Bank has committed, subject to the terms and conditions therein, to provide up to $6 million of debt financing for purposes of financing the Merger, paying related fees and expenses, and providing working capital for Kentek. The Commitment Letter is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such commitment. The Commitment Letter expires on August 15, 1999.

     The financing will be secured by Kentek's accounts, inventory and general intangibles, will be personally guaranteed by Philip W. Shires and will bear interest at US Bank's prime rate. The term portion of the financing (up to $4 million) will be due in 24 equal monthly payments, and the revolving portion of the financing (up to $2 million) will be due at maturity of the financing, or November 30, 2000. Kentek will be subject to certain covenants governing its future operations, including financial tests. Buyer anticipates that the financing will be repaid from amounts generated from Kentek's operations.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     This section of the Proxy Statement describes some aspects of the proposed Merger, including some of the provisions of the Merger Agreement. This description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement as Annex A and which is incorporated by reference. You are urged to read the entire Merger Agreement carefully.

STRUCTURE; TIMING

     The Merger Agreement provides for the merger of Buyer into Kentek. Kentek will survive the Merger and continue to exist after the Merger. The Merger will become effective at the time a certificate of merger is filed with the Secretary of State of the State of Delaware (or a later time if agreed in writing by the parties and specified in the certificate of merger). The Merger is expected to occur as soon as practicable after all conditions to the Merger have been satisfied or waived.

MERGER CONSIDERATION

     The Merger Agreement provides that each share of Kentek's Common Stock outstanding will be converted into the right to receive cash in an amount equal to $8.29 per share, without interest. All shares of Common Stock that are owned by Kentek as treasury stock will be canceled and no payment will be made for such shares. All shares of Common Stock owned by Buyer and its affiliates shall be canceled and no payment will be made for such shares. If the appraisal rights of any shares are perfected, then those shares will be treated as described under "Appraisal Rights."

     The Merger Consideration will be paid promptly after the Merger and after Kentek receives stock certificates and appropriate documentation from you. After the Merger you will be given instructions explaining how to send stock certificates and other required documents to the Exchange Agent.

     The aggregate Merger Consideration, including amounts necessary to cash out director and employee stock options, is estimated to be approximately $39 million.

EMPLOYEE AND DIRECTOR STOCK OPTIONS

     Each option issued by Kentek to directors or employees shall be adjusted on the date of the Merger, unless Buyer and the option holder have agreed to a different result. As a result of the adjustment, the option holder, upon due exercise of such option (to the extent such option is then vested and exercisable), shall receive from Kentek an amount equal to the excess, if any, of $8.29 over the per share exercise price of such option.

CONVERSION OF SHARES

     Kentek will appoint an Exchange Agent who will pay the Merger Consideration in exchange for certificates representing shares of Common Stock. Kentek will make cash available to the Exchange Agent in order to permit the Exchange Agent to pay the Merger Consideration. Promptly after the Merger, Kentek or the Exchange Agent will send record holders of Common Stock a letter of transmittal and instructions explaining how to send stock certificates to the Exchange Agent. The Exchange Agent will receive all certificates for shares of Common Stock that are exchanged for the Merger Consideration. If you send your stock certificates to the Exchange Agent, together with a properly completed letter of transmittal, then promptly after the Exchange Agent receives and processes your documents, a check for the Merger Consideration will be mailed to you (subject to any tax withholding required by law).

COVENANTS

     Interim Operations of Kentek. Until the Merger, Kentek and its subsidiaries are required to comply with some covenants concerning the operation of their businesses, compliance with applicable laws, corporate structure, governance and financing, and compensation of management. In general, Kentek must operate during this period in all material respects in the usual and ordinary course, consistent with past practices. Kentek must also obtain Buyer's consent for some actions such as significant acquisitions or incurring indebtedness other than in the ordinary course of business, and afford Buyer access to Kentek's properties and records.

     Other Covenants. The Merger Agreement contains mutual covenants of Buyer and Kentek applicable to consummating the Merger and all related transactions. These include covenants relating to public announcements; notification if some matters occur; and cooperation in connection with governmental filings and in obtaining consents.

     Special Meeting; Proxy Material. Kentek and Buyer agreed to prepare this Proxy Statement, and Kentek agreed to mail this Proxy Statement to each holder of Common Stock and call and hold the Special Meeting. Kentek also agreed to use all commercially reasonable efforts to obtain stockholder adoption of the Merger Agreement.

     No Solicitation by Kentek. Subject to exceptions summarized below, Kentek agreed that it will not directly or indirectly, solicit, encourage or initiate any Acquisition Proposal or negotiate with any prospective buyer in connection with any Acquisition Proposal. Kentek also agreed it will not authorize or permit any of the officers, directors, employees, agents and other representatives of Kentek and its subsidiaries to take any such action.
An "Acquisition Proposal" is any proposal or offer with respect to:

     o a tender or exchange offer, a merger, consolidation or other business combination involving Kentek or any of its subsidiaries (including a merger of equals involving Kentek),

     o the acquisition of an equity interest in Kentek representing in excess of 33% of the power to vote for the election of a majority of directors of Kentek, or

     o the acquisition of assets of Kentek or its subsidiaries (including stock of one or more subsidiaries of Kentek) representing 33% or more of the consolidated assets of Kentek, in each case by any person other than Buyer or its affiliates.

     Kentek agreed to cease any solicitation of, and any discussion or negotiation conducted prior to the date of the Merger Agreement with respect to, any Acquisition Proposal.

     However, the Merger Agreement provides that the Board and/or the Special Committee may authorize Kentek to engage in discussions or negotiations concerning an unsolicited Acquisition Proposal (and may furnish information and cooperate in this regard). This action can be taken if the Board and/or the Special Committee determines in the exercise of its fiduciary duties that such action is in the best interests of Kentek stockholders.

     In addition, the Merger Agreement provides that following receipt of an Acquisition Proposal that is financially superior to the Merger (as determined in good faith by the Board), the Board may withdraw, modify or not make its recommendation in favor of the Merger. This action can be taken if the Board concludes in good faith that such action is necessary in order to act in a manner that is consistent with its fiduciary obligations under applicable law.

     Kentek has agreed not to engage in negotiations with, or disclose any nonpublic information to, any person unless it receives from such person an executed confidentiality agreement on terms and conditions deemed to be appropriate and in Kentek's best interest by the Board.

     Kentek will promptly notify Buyer of the receipt of any Acquisition Proposal not less than two business days prior to entering into any agreement in connection with the Acquisition Proposal. The notice must include the identity of the person or group making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal. Kentek agreed not to enter into a definitive agreement in connection with an Acquisition Proposal unless at least five business days have passed since Kentek initially notified Buyer of an inquiry or proposal relating to an Acquisition Proposal. Within the two-business day or five-business day period referred to above, if any, Buyer may propose an improved transaction. The two and five-business day waiting periods are not required if the Board or the Special Committee decides that the waiting periods conflict with the exercise of the Board's fiduciary obligations to its stockholders.

     Antitakeover Statutes. Kentek and the Board agreed to act to eliminate or minimize the effects of any takeover statute on the Merger and all related transactions.

     Indemnification and Insurance of Kentek's Directors and Officers. Kentek will continue to indemnify its present and former officers and directors (and those of its subsidiaries) in respect of acts or omissions occurring prior to the Merger. This indemnification obligation applies to the extent provided under Kentek's certificate of incorporation and bylaws as of May 14, 1999, and until any applicable statute of limitations has expired. The indemnification obligation is also subject to any limitation imposed under applicable law.

     At least until two years after the Merger, Buyer will provide officers' and directors' liability insurance for acts or omissions occurring prior to the Merger. The insurance will cover each person currently covered by Kentek's officers' and directors' liability insurance policy, and will be on terms with respect to coverage and amount no less favorable than those of Kentek's policy in effect on May 14, 1999. In satisfying this obligation, Buyer shall not be obligated to pay premiums in excess of 150% of the amount per annum that Kentek paid for this purpose in its last full fiscal year. If the premium would exceed the 150% level, Buyer is obligated to get the coverage that can be obtained at the 150% level.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains a number of representations and warranties by both parties. The representations and warranties do not survive the Merger. Kentek and Buyer each made reciprocal representations and warranties on matters such as corporate organization, authorization, authorization of the merger transactions, and governmental approvals. Kentek also represented and warrantied to Buyer as to a number of other matters relating to Kentek's corporate structure, SEC filings, business operations, financial statements, assets, liabilities and litigation. With respect to the Merger, Kentek warrantied to Buyer that Section 203 of the DGCL does not apply to the Merger and all related transactions.

CONDITIONS TO THE MERGER

     Conditions to Kentek's and Buyer's Obligations to Effect the Merger. The obligations of Kentek and Buyer to consummate the Merger are subject to the satisfaction of the following conditions:

     o    Kentek's stockholders must adopt the Merger Agreement;

     o no existing law and no court action may prohibit or threaten to prohibit the Merger;

     o all consents from any governmental authority required to permit the Merger must be obtained;

     o the Merger must not be prevented by any governmental authority (and no governmental authority can be seeking to prevent the Merger);

     o Buyer must not be prohibited from exercising all material rights pertaining to ownership of Kentek or any of its subsidiaries (and no government authority can be seeking such a prohibition);

     o Buyer must not be compelled to dispose of or hold separate all or any portion of the business or assets of Kentek or any of its subsidiaries (and no government authority can be seeking such disposition); and

     o no statute, rule, regulation or order can have been enacted or proposed that would make the consummation of the Merger illegal.

     Conditions to the Obligations of Buyer. The obligations of Buyer to effect the Merger are subject to the satisfaction of the following additional conditions:

     o Kentek must have performed in all material respects its obligations under the Merger Agreement;

     o the representations and warranties of Kentek must be true in all material respects as if made as of the date of the Merger;

     o Kentek must obtain all consents and make all filings required for the Merger (other than where failing to have such consents or make such filings would not reasonably be expected to have a material adverse effect on Kentek);

     o Buyer must receive all documents it reasonably requests relating to Kentek and Kentek's authorization of the Merger Agreement;

     o Buyer shall have received the financing necessary to consummate the transactions contemplated by the Merger Agreement and to fund the working capital needs of Kentek, on terms and conditions reasonably acceptable to Buyer; and

     o no more than 5% of the shares of Common Stock shall exercise appraisal rights.

     Conditions to the Obligations of Kentek. The obligation of Kentek to effect the Merger is further subject to the satisfaction of the following additional conditions:

     o Buyer must have performed in all material respects its obligations under the Merger Agreement;

     o the representations and warranties of Buyer must be true in all material respects as if made as of the date of the Merger;

     o Buyer must obtain all consents and make all filings required for the Merger (other than where not having such consents or making such filings would not reasonably be expected to impede the receipt of the Merger Consideration by Kentek's stockholders); and

     o Kentek must receive all documents it reasonably requests relating to Buyer and Buyer's authorization of the Merger Agreement.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Merger as follows:

     o    by mutual written consent of Kentek and Buyer;

     o    by either Kentek or Buyer:

     o    if the Merger has not been consummated by November 14, 1999;

     o if any law or regulation makes consummation of the Merger illegal or otherwise prohibited;

     o if any judgment, injunction, order or decree enjoining Kentek or Buyer from consummating the Merger is entered and such injunction, judgment, order or decree has become final and non-appealable; or

     o    if Kentek's stockholders do not approve the Merger Agreement; or

     o    by Buyer if:

          o any person, entity or group other than Buyer and its affiliates has increased its beneficial ownership of Common Stock by an amount equal to 15% or more of the outstanding Common Stock (compared with its level of ownership on the date of the Merger Agreement);

          o any representation or warranty of Kentek under the Merger Agreement is untrue when made or any covenant of Kentek under the Merger Agreement is breached (which, in either case, would result in a closing condition not being satisfied), subject to a 60-day cure period;

          o the Board withdraws or modifies in a manner adverse to Buyer its approval or recommendation of the Merger;

          o the Board approves, recommends or endorses any Acquisition Proposal other than the Merger; or

     o    by Kentek if:

          o the Board determines in good faith that an Acquisition Proposal is financially superior to the Merger and is reasonably capable of being financed, and

          o Kentek enters into a definitive agreement to effect the financially superior Acquisition Proposal, and Kentek has complied with the covenant set forth above under "--Covenants."

     If the Merger Agreement is validly terminated, none of its provisions survive (except for miscellaneous provisions relating to confidentiality, expenses, governing law, jurisdiction, waiver of a jury trial, and other matters). Termination shall be without any liability on the part of any party, unless such party is in willful breach of a provision of the Merger Agreement.

PAYMENT OF FEES AND EXPENSES

     The fees and expenses of the Merger and all related transactions will be paid by Kentek and Buyer, and will not reduce the Merger Consideration. Kentek agreed to pay Buyer's expenses relating to the Merger and all related transactions if the Merger is not completed, if Buyer has not materially breached its representations and warranties or obligations and if:

          o Kentek enters into an agreement to consummate an Acquisition Proposal and such transaction is subsequently consummated;

          o The Merger Agreement is terminated by Buyer because a representation or warranty of Kentek was untrue when made or any covenant of Kentek under the Merger Agreement was breached (which, in either case, resulted in a closing condition not being satisfied);

          o The Merger Agreement is terminated by Buyer because the Board withdrew or modified in a manner adverse to Buyer its approval or recommendation of the Merger;

          o The Merger Agreement is terminated by Buyer or Kentek because the Board approved an Acquisition Proposal other than the Merger; or

          o An Acquisition Proposal is made and, within 12 months after termination of the Merger Agreement, Kentek enters into a definitive agreement to consummate a type of transaction contemplated by an Acquisition Proposal, and later consummates the transaction.

     The following is an estimate of fees and expenses to be incurred in connection with the Merger:

Legal Fees and Expenses of Buyer's Counsel................. $180,000
Accountants' Fees and Expenses.............................   25,000
Financing Costs and Fees...................................   25,000
Financial Advisor to Special Committee.....................  150,000
Legal Fees and Expenses of Special Committee Counsel.......  150,000
Special Committee Fees and Expenses........................   75,000
Printing...................................................   75,000
Filing Fees................................................    7,500
Transfer Agent.............................................   25,000
Mailing....................................................    7,500
Miscellaneous..............................................   10,000
                                                            --------
TOTAL                                                       $730,000
                                                            ========

     The Company currently expects that approximately $39 million will be required to pay the Merger Consideration to the Public Stockholders (assuming no holders exercise appraisal rights). For a description of the sources of such funds, see "The Merger--Merger Financing."

AMENDMENTS; WAIVERS

     The provisions of the Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed. However, after the adoption of the Merger Agreement by Kentek's stockholders, the stockholders must approve amendments or waivers that adversely affect the Merger Consideration, any term of the certificate of incorporation of Kentek or any of the terms or conditions of the Merger Agreement.

CONSEQUENCES OF THE MERGER

     After the Merger, Kentek's stockholders will no longer have any interest in Kentek or its future earnings or increase in value. Shares of Common Stock will be deregistered under the federal securities laws and will no longer be quoted on The NASDAQ National Market or any exchange.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of June 2, 1999 by: (i) each member of the Board; (ii) each of the current executives of the Company; (iii) all current executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                        BENEFICIAL OWNERSHIP (1)
                                                        ------------------------
                                                          NUMBER     PERCENT
             NAME OF BENEFICIAL OWNER                    OF SHARES   OF TOTAL
             ------------------------                    ---------   --------
James H. Simons, Ph.D. (2).............................  1,066,630     23.17%
     c/o Renaissance Technologies Corp.
     800 Third Avenue
     New York, New York  10022

Murdoch & Co. (3)......................................  1,028,082     22.33%
     c/o Bermuda Trust Company, Ltd.
     6 Front Street
     Hamilton HM11 Bermuda

Khronos Capital Limited (4)............................    600,000     13.03%
     Tropic Isle Building
     Wickhams Cay
     Road Town, Tortola
     British Virgin Islands

Wellington Management Company, LLP (5).................    678,000     14.73%
     75 State Street
     Boston, Massachusetts  02109

Wellington Trust Company, NA (6).......................    488,000     10.60%
     75 State Street
     Boston, Massachusetts  02109

ROI Capital Management, Inc............................    660,300     14.34%
     17 E. Sir Francis Drake Boulevard, #225
     Larkspur, California  94939

ROI Partners, L.P......................................    286,200      6.22%
     17 E. Sir Francis Drake Boulevard, #225
     Larkspur, California  94939

Howard L. Morgan, Ph.D. (8)............................    174,902      3.80%

Justin J. Perreault (7)................................     19,849         *

Philip W. Shires (9)...................................    298,219      6.48%

Sheldon Weinig (7).....................................     27,000         *

All directors and executive officers as a group
     (5 persons) (10)..................................  1,586,600     34.46%


----------------
*    Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable within 60 days of [DATE], 1999, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of ownership is based on 4,604,152 shares of Common Stock outstanding on [DATE], 1999.

(2) Includes 1,028,082 shares of Common Stock held by Murdoch & Co. as nominee of a trust for the benefit of Dr. Simons and members of his immediate family. Also includes 27,243 shares of Common Stock issuable upon exercise of options.

(3) Consists solely of shares held as nominee of a trust for the benefit of James H. Simons and members of his immediate family.

(4) I. Jimmy Mayer deemed to be the beneficial owner of these shares of Common Stock. Mr. Mayer was a member of the Board until his resignation in January 1998.

(5) Reflects 418,000 shares of Common Stock as to which they have shared voting power and 678,000 shares with shared dispositive power.

(6) Reflects 228,000 shares of Common Stock as to which they have shared voting power and 488,000 shares with shared dispositive power.

(7) Consists solely of shares of Common Stock issuable upon exercise of options.

(8)  Includes 118,659 shares of Common Stock issuable upon exercise of options.

(9)  Includes 236,719 shares of Common Stock issuable upon exercise of options.

(10) Includes shares included pursuant to notes (2) and (7) through (9) above.

                           REGULATORY CONSIDERATIONS

     Under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") and the rules promulgated thereunder (the "Rules"), certain merger transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the Federal Trade Commission and certain waiting periods have expired. The Merger is not subject to the filing requirements of the HSR Act and the Rules. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

                                     BUYER

     Buyer was organized in connection with the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. All of the outstanding capital stock of Buyer is owned by Philip W. Shires, who is also the sole officer and director of Buyer. The principal executive offices of Buyer are located at 2945 Wilderness Place, Boulder, Colorado 80301 and its telephone number is (303) 440-5500.

                                APPRAISAL RIGHTS

     If you hold Common Stock and you do not wish to accept the Merger Consideration, then Section 262 of the DGCL provides that you may elect to have the fair value of your shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Chancery Court. This amount would then be paid in cash, together with a fair rate of interest. Section 262 is set forth in its entirety in Annex C to this Proxy Statement.

     If you wish to exercise your appraisal right or to preserve the right to do so, you should carefully review Annex C. If you fail to comply with the procedures specified in Section 262 in a timely manner you may lose your appraisal right. Because of the complexity of these procedures, you should seek the advice of counsel if you are considering exercising your appraisal rights.

     If you wish to exercise the right to demand appraisal under Section 262, you must satisfy each of the following conditions:

     o    You must not vote in favor of the Merger.

     o You must deliver to Kentek a written demand for appraisal of your Common Stock before the vote on the Merger Agreement at the Special Meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement. Merely voting against, or abstaining from voting, or failing to vote in favor of adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.

     o You must continuously hold your Common Stock from the date you make your demand through the Merger. If you transfer your Common Stock before the Merger, you will lose your right to appraisal.

     o You must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of your Common Stock within 120 days after the Merger.

     Demands for appraisal must be made in writing and must be mailed or delivered to: Corporate Secretary, Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301.

     IF YOU ARE CONSIDERING SEEKING APPRAISAL, YOU SHOULD BE AWARE THAT THE FAIR VALUE OF YOUR SHARES OF COMMON STOCK AS DETERMINED UNDER SECTION 262 COULD BE GREATER THAN, THE SAME AS, OR LESS THAN THE MERGER CONSIDERATION. THE JANNEY MONTGOMERY SCOTT OPINION IS NOT AN OPINION AS TO FAIR VALUE UNDER SECTION 262.

     If you demand appraisal of your Common Stock under Section 262 and you fail to perfect, or withdraw or lose, your right to appraisal, your Common Stock will be converted into the Merger Consideration. You may withdraw a demand for appraisal by delivering to Kentek a written withdrawal of the demand and acceptance of the Merger Consideration, except that if you try to withdraw more than 60 days after the Effective Time, Kentek must give its consent.

     The foregoing is a summary of the provisions of Section 262 of the General Corporation Law of the State of Delaware and is qualified in its entirety by reference to the full text of such Section, which is included as Annex C.

                              INDEPENDENT AUDITORS

     The firm of Deloitte & Touche LLP has served as the Company's independent auditors since May 9, 1997. The consolidated financial statements of the Company for each of the years in the two year period ended June 30, 1998 included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30,1998 attached hereto as Annex E, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein. It is not expected that representatives of Deloitte & Touche LLP will be present at the Special Meeting.

     The firm of BDO Seidman, LLP served as the Company's independent auditors prior to May 9, 1997. The consolidated financial statements of the Company for the year ended June 30, 1996 included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30,1998 attached hereto as Annex E, have been audited by BDO Seidman, LLP, independent auditors, as stated in their reports appearing therein. It is not expected that representatives of BDO Seidman, LLP will be present at the Special Meeting.

                             STOCKHOLDER PROPOSALS

     If the Merger is consummated, there will be no public stockholders of the Company and no public participation in any future meetings of stockholders of the Company. However, if the Merger is not consummated, the Company's public stockholders will continue to be entitled to attend and participate in Company stockholders' meetings. Pursuant to Rule 14a-8 under the Exchange Act promulgated by the SEC, any stockholder of the Company who wishes to present a proposal at the next Annual Meeting of Stockholders of the Company (in the event the Merger is not consummated), and who wishes to have such proposal included in the Company's proxy statement for that meeting, must have delivered a copy of such proposal to the Company at 2945 Wilderness Place, Boulder, Colorado 80301, Attention: Corporate Secretary, so that it is received no later than June 25, 1999. In order for proposals by stockholders not submitted in accordance with Rule 14a-8 to have been timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposal must have been submitted so that it was received no later than September 22, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows the Company to "incorporate by reference" information into this Proxy Statement, which means that the Company can disclose important information by referring you to another document filed separately with the SEC. The following documents previously filed by the Company with the SEC are incorporated by reference in this Proxy Statement and are deemed to be a part hereof:

     o The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

     o The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999;

     o The Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998;

     o The Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998; and

     o    The Company's Current Report on Form 8-K dated May 14, 1999.

     Specifically, the information set forth in the following sections of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 is incorporated by reference in this Proxy Statement and deemed to be a part hereof:

     Item 1:   Business;

     Item 2:   Properties;

     Item 7: Management's Discussions and Analysis of Financial Condition and Results of Operations; and

     Item 7a:  Quantitative and Qualitative Disclosures about Market Risk;

     Item 8:   Financial Statements and Supplementary Data; and

     Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and Quarterly Report on Form 10-Q for the period ended March 31, 1999 are enclosed with this Proxy Statement. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Proxy Statement modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Proxy Statement.

     The Company undertakes to provide by first class mail, without charge and within one business day of receipt of any written or oral request, to any person to whom a copy of this Proxy Statement has been delivered, a copy of any or all of the documents referred to above which have been incorporated by reference in this Proxy Statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Corporate Secretary, Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301; telephone number: (303) 440-5500.

                             AVAILABLE INFORMATION

     No person is authorized to give any information or to make any representations, other than as contained in this Proxy Statement, in connection with the Merger Agreement or the Merger, and, if given or made, such information or representations may not be relied upon as having been authorized by the Company or by Buyer or its affiliate. The delivery of this Proxy Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.

     Because the Merger is a "going private" transaction, the Buyer and its affiliate and the Company have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the Merger. This Proxy Statement does not contain all of the information set forth in the
Schedule 13E-3 and the exhibits thereto. Copies of the Schedule 13E-3 and the exhibits thereto are available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to Corporate Secretary, Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301, or from the SEC as described below.

     The Company is currently subject to the information requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial and other matters. Copies of such reports, proxy statements and other information, as well as the Schedule 13E-3 and the exhibits thereto, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at:

Judiciary Plaza             Citicorp Center             Seven World Trade Center
Room 1024                   500 West Madison Street     13th Floor
450 Fifth Street, N.W.      Suite 1400                  New York, NY  10048
Washington, D.C.  20549     Chicago, IL  60661

     For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov."

     The Company's Common Stock is listed on The NASDAQ National Market (ticker symbol: KNTK), and materials may also be inspected at:

         The National Association of Securities Dealers
         1735 K Street, N.W.
         Washington, D.C. 20006

     A copy of the written opinion of Janney Montgomery Scott Inc., the financial advisor to the Special Committee and the Board, is attached as Annex B to this Proxy Statement. Such opinion is also available for inspection and copying during regular business hours at the principal executive offices of the Company by any interested stockholder of the Company or the representative of such stockholder who has been so designated in writing.

                                                                         ANNEX A




                                MERGER AGREEMENT


                                     between

                        KENTEK INFORMATION SYSTEMS, INC.,

                                       and

                              KE ACQUISITION CORP.


                                   dated as of


                                  MAY 14, 1999

                                TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 ----
ARTICLE 1    THE MERGER............................................................................1
SECTION 1.1.  The Merger...........................................................................1
SECTION 1.2.  Conversion of Shares.................................................................2
SECTION 1.3.  Surrender and Payment................................................................3
SECTION 1.4.  Dissenting Shares....................................................................4
SECTION 1.5.  Stock Options........................................................................4
SECTION 1.6.  Transfer Taxes, etc..................................................................5

ARTICLE 2    THE SURVIVING CORPORATION.............................................................5
SECTION 2.1.  Certificate of Incorporation.........................................................5
SECTION 2.2.  By-laws..............................................................................5
SECTION 2.3.  Directors and Officers...............................................................5
SECTION 2.4.  Director and Officer Liability.......................................................5

ARTICLE 3    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.........................................5
SECTION 3.1.  Corporate Existence and Power........................................................5
SECTION 3.2.  Corporate Authorization..............................................................6
SECTION 3.3.  Governmental Authorization...........................................................6
SECTION 3.4.  Non-Contravention....................................................................6
SECTION 3.5.  Capitalization.......................................................................6
SECTION 3.6.  Subsidiaries.........................................................................7
SECTION 3.7.  SEC Filings..........................................................................7
SECTION 3.8.  Financial Statements.................................................................7
SECTION 3.9.  Disclosure Documents.................................................................8
SECTION 3.10. Absence of Certain Changes...........................................................8
SECTION 3.11. Litigation; Compliance..............................................................10
SECTION 3.12. Taxes...............................................................................10
SECTION 3.13. ERISA...............................................................................11
SECTION 3.14. Permits ............................................................................12
SECTION 3.15. Required Stockholder Vote...........................................................12
SECTION 3.16. Finders' Fees.......................................................................12
SECTION 3.17. Environmental Matters...............................................................12
SECTION 3.18. Restrictions on Business Activities.................................................12
SECTION 3.19. Property............................................................................12
SECTION 3.20. Interested Party Transactions.......................................................13
SECTION 3.21. Insurance...........................................................................13
SECTION 3.22. Opinion of Financial Advisor........................................................13
SECTION 3.23. Intellectual Property...............................................................13
SECTION 3.24. Material Contracts..................................................................14
SECTION 3.25. Takeover Statutes...................................................................14

ARTICLE 4    REPRESENTATIONS AND WARRANTIES OF MERGERCO.............................................14
SECTION 4.1.  Corporate Existence and Power.........................................................14
SECTION 4.2.  Corporate Authorization...............................................................14
SECTION 4.3.  Governmental Authorization............................................................15
SECTION 4.4.  Non-Contravention.....................................................................15
SECTION 4.5.  Disclosure Documents..................................................................15
SECTION 4.7.  Finders' Fees.........................................................................15
SECTION 4.8.  Litigation............................................................................15

ARTICLE 5    COVENANTS OF THE COMPANY...............................................................16
SECTION 5.1.  Affirmative Covenants of the Company..................................................16
SECTION 5.2.  Negative Covenants of the Company.....................................................16
SECTION 5.3.  No Solicitation.......................................................................18
SECTION 5.4.  Settlement of Certain Claims..........................................................19
SECTION 5.5.  Antitakeover Statutes.................................................................19
SECTION 5.6.  Access to Information.................................................................19

ARTICLE 6    COVENANTS OF EACH PARTY................................................................20
SECTION 6.1.  Reasonable Efforts....................................................................20
SECTION 6.3.  Public Announcements..................................................................21
SECTION 6.4.  Notification of Certain Matters.......................................................21
SECTION 6.5.  Proxy Statement; Stockholder Meeting..................................................21

ARTICLE 7    CONDITIONS.............................................................................22
SECTION 7.1.  Conditions to the Obligations of Each Party...........................................22
SECTION 7.2.  Conditions to the Obligations of MergerCo.............................................22
SECTION 7.3.  Conditions to the Obligations of the Company..........................................23

ARTICLE 8    TERMINATION............................................................................24
SECTION 8.1.  Termination...........................................................................24
SECTION 8.2.  Effect of Termination.................................................................25
SECTION 8.3.  Certain Fees..........................................................................26

ARTICLE 9    MISCELLANEOUS..........................................................................26
SECTION 9.1.  Notices...............................................................................26
SECTION 9.2.  Amendments; No Waivers................................................................27
SECTION 9.3.  Rules of Construction.................................................................27
SECTION 9.4.  Successors and Assigns................................................................27
SECTION 9.5.  Governing Law; etc....................................................................27
SECTION 9.6.  Counterparts; Effectiveness...........................................................28
SECTION 9.7.  Parties in Interest...................................................................28
SECTION 9.8.  Severability..........................................................................28
SECTION 9.9.  Entire Agreement......................................................................28
SECTION 9.10.  Survival of Representations and Warranties...........................................29

                                     EXHIBIT

Exhibit A             Amended Certificate of Incorporation of the Company

                                MERGER AGREEMENT

         MERGER AGREEMENT dated as of May 14, 1999 among KENTEK INFORMATION SYSTEMS, INC., a Delaware corporation (the "COMPANY"), and KE ACQUISITION CORP., a Delaware corporation ("MERGERCO"). Certain capitalized terms used in this Agreement shall have the meanings assigned to them in Annex I.

         WHEREAS, the Boards of Directors of each of MergerCo and the Company have determined to engage in the transactions contemplated by this Agreement, pursuant to which, among other things, at the Effective Time, (i) MergerCo shall merge with and into the Company, and (ii) each share of Common Stock, par value $.01 per share, of the Company ("COMPANY COMMON SHARES") (except for Company Common Shares owned by the Company, Company Common Shares owned by MergerCo, and Company Common Shares as to which appraisal rights have been perfected) shall be converted, as set forth in this Agreement, into the right to receive, in exchange for each such Company Common Share, cash in an amount equal to $8.29, without interest, (such cash, the "MERGER CONSIDERATION");

         WHEREAS, the Board of Directors of the Company (at a meeting duly called and held, and acting on the unanimous recommendation of a special committee of the Board of Directors of the Company comprised entirely of non-management independent directors (the "SPECIAL COMMITTEE"), has approved this Agreement and the Merger contemplated by this Agreement and resolved to recommend, subject to its fiduciary duties, that stockholders of the Company approve and adopt this Agreement and the Merger;

         WHEREAS, the Board of Directors of MergerCo has approved the transactions contemplated by this Agreement; and

         WHEREAS, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the transactions contemplated by this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                    ARTICLE 1

                                   THE MERGER

         SECTION 1.1. The Merger. (a) At the Effective Time, MergerCo shall be merged (the "MERGER") with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DELAWARE LAW"), whereupon the separate existence of MergerCo shall cease, and the Company shall be the surviving corporation (the "SURVIVING CORPORATION").

          (b) The Closing shall take place at the offices of Bartlit Beck Herman Palenchar & Scott in Denver, Colorado at 10:00 a.m. on the second business day following the fulfillment or waiver of each of the conditions precedent to the Merger set forth in Article 7, or at such other place, time and date as the parties hereto may agree.

          (c) At the Closing, upon fulfillment or waiver of the conditions precedent to the Merger set forth in Article 7, the parties shall cause a Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in such form as required by, and duly executed in accordance with, the relevant provisions of the Delaware Law using the procedures permitted in
Section 251 of the Delaware Law. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as the Company and MergerCo agree to specify in the certificate of merger (the "EFFECTIVE TIME").

          (d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerCo, all as provided under Delaware Law.

          (e) The Surviving Corporation may, at any time after the Effective Time, take any action (including the execution and delivery of any document) in the name and on behalf of either of the Company and MergerCo in order to carry out and effectuate the transactions contemplated by this Agreement.

          (f) The Company hereby represents that (x) the Special Committee has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders, and (ii) recommended that this Agreement and the Merger be approved by the full Board of Directors and (y) its Board of Directors, at a meeting duly called and held, and acting on such unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders, (ii) approved this Agreement and the Merger, which approval satisfies in full the requirements of the Delaware Law that the Agreement be approved by the Company's Board of Directors, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by its stockholders; provided, that such recommendation may be withdrawn, modified or amended to the extent the Board of Directors of the Company deems it necessary to do so in the exercise of its fiduciary obligations to the Company's stockholders. The Company further represents that Janney Montgomery Scott Inc. (the "FINANCIAL ADVISOR") has delivered to the Company's Board of Directors its written opinion that, as of the date of such opinion, the Merger Consideration to be paid in the Merger was fair to the holders of Company Common Shares from a financial point of view.

         SECTION 1.2. Conversion of Shares. At the Effective Time:

          (a) each Company Common Share held by the Company as treasury stock shall be canceled and no payment shall be made with respect thereto;

          (b) each Company Common Share owned by MergerCo shall be canceled and no payment shall be made with respect thereto;

          (c) each Company Common Share outstanding immediately prior to the Effective Time shall (except as otherwise provided in Section 1.2(a), Section 1.2(b) or as provided in Section 1.4 with respect to Company Common Shares as to which appraisal rights have been perfected) be converted into the right to receive the Merger Consideration in exchange for such Company Common Share. If, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of Company Common Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction, the Merger Consideration obtainable upon conversion of a Company Common Share as provided in this Section 1.2(c) shall be appropriately adjusted;

          (d) each share of common stock, par value $.01 per share, of MergerCo outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

         SECTION 1.3. Surrender and Payment. (a) Promptly after the Effective Time, the Surviving Corporation shall transmit funds and securities to the Exchange Agent, by wire or other acceptable means, as required for payment, in accordance with this Agreement, of the Merger Consideration. Promptly after the Effective Time, the Surviving Corporation will send, or cause the Exchange Agent to send, to each holder of Company Common Shares at the Effective Time a letter of transmittal for use in exchanging certificates evidencing such Company Common Shares for the Merger Consideration (which letter shall specify that the delivery shall be effected, and risk of loss shall pass, only upon proper delivery of the certificates representing Company Common Shares to the Exchange Agent).

          (b) Each holder of Company Common Shares that have been converted into the right to receive the Merger Consideration in exchange for each Company Common Share, upon surrender to the Exchange Agent of a certificate or certificates representing such Company Common Shares, together with a properly completed letter of transmittal covering such Company Common Shares, will be entitled immediately upon such surrender to receive the Merger Consideration payable in respect of such Company Common Shares; provided that the Exchange Agent will withhold from payment all amounts required to be withheld by applicable law, including, without limitation, under the provisions of Code section 1445, unless the holder of Company Common Shares makes applicable affidavits or certifications reasonably satisfactory to the Exchange Agent (based on instructions from the Surviving Corporation) that the Merger Consideration is not subject to withholding. Until so surrendered, each certificate representing Company Common Shares that have been converted into the right to receive in exchange for each Company Common Share the Merger Consideration shall, after the Effective Time, represent for all purposes, only the right to receive the Merger Consideration.

          (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Company Common Shares, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Common Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (d) After the Effective Time, there shall be no further registration of transfers of Company Common Shares. If, after the Effective Time, certificates representing Company Common Shares are presented to the Surviving Corporation, they shall be exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

          (e) Any Merger Consideration that remains unclaimed by the holders of Company Common Shares six months after the Effective Time shall be returned to the Surviving

Corporation, upon demand, and any such holders who have not exchanged their Company Common Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to the Surviving Company for payment of the Merger Consideration in respect of their Company Common Shares, subject to applicable abandoned property, escheat and other similar laws. Notwithstanding the foregoing, the Surviving Company shall not be liable to any former holder of Company Common Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or other similar laws. Any Merger Consideration remaining unclaimed by holders of Company Common Shares one day prior to such time as such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled to such amounts.

          (f) Any Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) to pay for Company Common Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon its demand.

          (g) MergerCo and the Company shall use all reasonable efforts to take all such action as may be necessary or appropriate in order to effectuate the Merger as promptly as possible, subject, in the case of the Company, to applicable fiduciary duties as provided in Section 5.3. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, immunities, powers and franchises of either of the Company or MergerCo, the officers and directors of the Surviving Corporation are fully authorized in the name of either of the Company or the MergerCo or otherwise to take, and shall take, all such action.

         SECTION 1.4. Dissenting Shares. Notwithstanding Section 1.2, Company Common Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Company Common Shares in accordance with Delaware Law ("DISSENTING SHARES") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Effective Time such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have an appraisal right, such Company Common Shares shall be treated as if they had been converted as of the Effective Time into a right to receive in exchange for each Company Common Share the Merger Consideration.

         SECTION 1.5. Stock Options. Except as otherwise agreed in writing prior to the Effective Time between MergerCo and the holder of any stock option, each stock option to purchase Company Common Shares outstanding at the Effective Time shall be adjusted such that the holder of any such option shall have the right, upon due exercise of such option (to the extent such option is then vested and exercisable), to receive from the Surviving Corporation an amount equal to the excess, if any, of the amount of the Merger Consideration over the applicable per share exercise price of such option for each Company Common Share such holder could have purchased had such holder exercised such option in full immediately prior to the Effective Time.

         SECTION 1.6. Transfer Taxes, etc. Except as set forth in Section 1.3(c), the Surviving Corporation shall bear and be responsible for the payment of all transfer, stamp, documentary, sales, use, registration and other similar Taxes (but excluding any federal, state, or local taxes measured by the income of the Person responsible for paying such Taxes) incurred in connection with the exchange of Company Common Shares for the Merger Consideration.

                                    ARTICLE 2

                            THE SURVIVING CORPORATION

         SECTION 2.1. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety substantially in the form set forth in Exhibit A and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

         SECTION 2.2. By-laws. The by-laws of MergerCo in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

         SECTION 2.3. Directors and Officers. From and after the Effective Time, the directors and officers of MergerCo shall be the directors and officers of the Surviving Corporation.

         SECTION 2.4. Director and Officer Liability. The Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries (the "COVERED EMPLOYEES") in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof until any applicable statute of limitations has expired; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. For not less than two years after the Effective Time, MergerCo will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of the Company's policy in effect on the date hereof; provided that in satisfying its obligation under this Section, MergerCo shall not be obligated to pay premiums in excess of 150% of the amount per annum that the Company paid for this purpose in its last full fiscal year; but provided further, that MergerCo shall be obligated to provide such coverage as may be obtained for such amount. The provisions of this Section 2.4 are for the benefit of and may be enforced after the Effective Time by the Covered Employees.

                                    ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to MergerCo as follows:

         SECTION 3.1. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

         SECTION 3.2. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the Company's corporate powers and, except for any required approval by the Company's stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to legal principles of general applicability governing the application and availability of equitable remedies.

         SECTION 3.3. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Securities Act, the Exchange Act or any Blue Sky Laws; and
(c) compliance with those Laws, Regulations and Orders noncompliance with which would not reasonably be expected to have a Company Material Adverse Effect or to prevent, impair or result in significant delay of the consummation of the Merger.

         SECTION 3.4. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company or
(b) assuming effectuation of all filings and registrations with, the termination or expiration of any applicable waiting periods imposed by, and receipt of all Permits and Orders of, Governmental Authorities indicated as required in Section 3.3, (i) constitute a default under or give rise to (A) a right of termination, cancellation, acceleration, amendment or modification with respect to the Company or any of its Subsidiaries, (B) a loss of any benefit to which the Company or any of its Subsidiaries is entitled or (C) an increase in the obligations of the Company or any of its Subsidiaries, in each case, under any provision of any Material Contract of the Company or any of its Subsidiaries which, in any such case, individually or in the aggregate, would have a Company Material Adverse Effect, (ii) result in the creation or imposition of any material Lien (other than any Permitted Encumbrances) on any material asset of the Company or any of its Subsidiaries or (iii) violate or cause a breach under any Law, Regulation, Order or Permit applicable to the Company, its Subsidiaries and their respective assets except for any such matters that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

         SECTION 3.5. Capitalization. The authorized capital stock of the Company consists of 12,000,000 authorized Company Common Shares. As of the date of this Agreement, there were issued and outstanding 4,604,152 Company Common Shares and options to purchase an aggregate of 538,017 Company Common Shares. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since the date of this Agreement resulting from the exercise of employee stock options outstanding on such date, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (iii) no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Shares.

         SECTION 3.6. Subsidiaries. (a) Each of the Company's Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate or entity powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except to the extent the failure to have such licenses, authorizations, consents and approvals would not, individually or in the aggregate, have a Company Material Adverse Effect, and is duly qualified to do business as a foreign corporation or entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

          (b) The Company owns all of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries of the Company (other than directors' qualifying shares), and such shares and interests have been duly authorized and are validly issued, and, with respect to capital stock, are fully paid and nonassessable, and were not issued in violation of any preemptive or similar rights of any past or present equity holder of such Subsidiary.

         SECTION 3.7. SEC Filings. (a) The Company has delivered to MergerCo (i) its annual reports on Form 10-K for its fiscal years ended June 30, 1996, 1997 and 1998, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended September 30, 1998, December 31, 1998 and March 31, 1999 ("COMPANY 10-Q"), (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since April 17, 1996, and (iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the "SEC") since January 1, 1996 ("COMPANY SEC REPORTS").

          (b) As of its filing date, each such report or statement filed pursuant to the Exchange Act, and each registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

         SECTION 3.8. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in its annual reports on Form 10-K and the quarterly reports on Form 10-Q referred to in Section 3.7 fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "COMPANY BALANCE SHEET" means the consolidated balance sheet of the Company as of March 31, 1999 set forth in the Company 10-Q and "COMPANY BALANCE SHEET DATE" means March 31, 1999. As of the date of this Agreement, there exist no liabilities or obligations of the Company and its Subsidiaries, whether accrued, absolute, contingent or threatened, which would be required to be reflected, reserved for or disclosed under generally accepted accounting principles in the financial statements of the Company as of and for the period ended March 31, 1999, other than (i) liabilities or obligations which are adequately reflected, reserved for or disclosed in the March 31, 1999 financial statements of the Company, (ii) liabilities incurred in the ordinary course of business since March 31, 1999 and
(iii) such as would not have a Company Material Adverse Effect.

         SECTION 3.9. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement, including, without limitation, the Schedule 13E-3 filing and proxy statement (the "PROXY STATEMENT") to be filed with the SEC in connection with the Merger and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, except that no warranty is made hereby with respect to any information supplied by MergerCo expressly for inclusion in the Proxy Statement.

          (b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no warranty is made hereby with respect to any information supplied by MergerCo for inclusion in the Proxy Statement.

         SECTION 3.10. Absence of Certain Changes. Except for this Agreement, from the Company Balance Sheet Date, the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been:

                  (a) any event, occurrence or development (including the commencement of any action, suit or proceedings or, to the Knowledge of the Company, any investigation) of a state of circumstances or facts which, individually or together with other similar events, has had or reasonably would be expected to have a Company Material Adverse Effect;

                  (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption (other than the receipt of Company Common Shares in payment of the exercise price of employee or director stock options and Taxes in respect of such exercise and other than the Company's regular quarterly dividend to be paid to stockholders of record on May 31, 1999) or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

                  (c) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries other than amendments to the terms of the existing credit facilities of the Company or its Subsidiaries or borrowings under such facilities;

                  (d) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

                  (e) any creation or assumption by the Company or any of its Subsidiaries of any Lien (other than Permitted Encumbrances) on any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practices;

                  (f) any making of any loan, advance or capital contribution to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

                  (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

                  (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

                  (i) any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, whether or not any such change is required by reason of a concurrent change in generally accepted accounting principles;

                  (j) any (iv) grant of any severance or termination pay to any director, officer or employee of the Company or any of its Subsidiaries, (v) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (vi) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (vii) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its Subsidiaries except for such grants, payments, increases or changes in the ordinary course of business consistent with past practice; or

                  (k) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, which in any such case would reasonably be expected to have a Company Material Adverse Effect.

During the period from March 31, 1999, neither the Company nor any of its Subsidiaries has engaged in any conduct that is proscribed during the period from the date of this Agreement to the Effective Time by Section 5.2 or agreed in writing during such period prior to the date of this Agreement to engage in any such conduct.

         SECTION 3.11. Litigation; Compliance. (a) There is no action, suit or proceeding pending against, or (to the Knowledge of the Company) threatened against or affecting, or (to the Knowledge of the Company) any pending investigation against, the Company or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

          (b) The Company and its Subsidiaries are in substantial compliance with all applicable Laws and Regulations and are not in default with respect to any Order applicable to the Company or any of its Subsidiaries, except such events of noncompliance or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

         SECTION 3.12. Taxes. (a) The Company and its Subsidiaries have timely filed all required United States federal, state, local and foreign and other Tax Returns and such Tax Returns are true, complete and correct, and the Company and its Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and there are no other Taxes that would be due if asserted by a taxing authority, except Taxes with respect to which the Company is maintaining reserves to the extent required by generally accepted accounting principles, except where the failure of any of the foregoing to be true would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as does not involve or would not result in liability to the Company or any of its Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect, (i) there are no Tax Liens on any assets of the Company or any of its Subsidiaries (other than Permitted Encumbrances); and (ii) there is no written claim against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return. The accruals and reserves (including deferred taxes) reflected in the Company Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles.

          (b) Neither the Company nor any of its Subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated by this Agreement, and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries owns any property of a character, the indirect transfer of which, as a consequence of the Merger, would give rise to any material documentary, stamp or other transfer tax.

          (c) The Company is not a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

         SECTION 3.13. ERISA. (a) Each Company Employee Plan has been administered and is in compliance with the terms of such plan and all applicable laws, rules and regulations where the failure thereof would result in liability that would be reasonably expected to have a Company Material Adverse Effect. Each Company Employee Plan intended to be qualified has received a favorable determination from the IRS and, to the Company's Knowledge, nothing has occurred since that would adversely affect such qualification. No litigation or administrative or other proceeding involving any Company Employee Plans has occurred or, to the Company's Knowledge, is threatened where an adverse determination would result in liability that would be reasonably expected to have a Company Material Adverse Effect. The Company has not contributed to any "multiemployer plan", within the meaning of section 3(37) of ERISA. No condition exists and no event has occurred that would be expected to constitute grounds for termination of any Company Employee Plan and neither the Company nor any of its affiliates has incurred any liability arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. For purpose of this Section, "AFFILIATE" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

          (b) Each enforceable employment, severance or other similar contract, arrangement or policy and each plan or arrangement providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Company Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by the Company or any of its affiliates and (iii) covers any employee or former employee of the Company or any of its affiliates (a "COMPANY EMPLOYEE ARRANGEMENT") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Company Employee Arrangement except for failures to comply which, singly or in the aggregate, would not have a Company Material Adverse Effect.

          (c) The Company has not established, and does not maintain, any post-retirement benefits for its employees, including but not limited to post-retirement life insurance or post-retirement medical.

          (d) Other than stock option agreements with Howard Morgan and Philip Shires, the Company has no agreements that provide for the payment of income or the provision of benefits (including vesting, entitlement, receipt, creation or transfer of any rights, privileges, income or title to property or beneficial ownership) to any employees of the Company as a result of a change of control of the Company.

         SECTION 3.14. Permits. To the Knowledge of the Company, the Company and its Subsidiaries have all Permits as are necessary to carry on their businesses as currently conducted, except for any such Permits for which the Company has made due application and except for any such Permits that the failure to possess which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received notice from any Governmental Authority (i) that such Permits are not in full force and effect or have been violated, in either case in any respect that would reasonably be expected to have a Company Material Adverse Effect or (ii) threatening to suspend, revoke or suspend any such Permits which, in any such case, would reasonably be expected to have a Company Material Adverse Effect.

         SECTION 3.15. Required Stockholder Vote. The affirmative vote by stockholders of the Company Common Shares of the Company representing a majority of the outstanding Company Common Shares is the only vote of the Company stockholders required by Law for the adoption and approval of this Agreement, the Merger and the transactions contemplated by this Agreement.

         SECTION 3.16. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from MergerCo or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The parties acknowledge that the Special Committee has retained the Financial Advisor as financial advisor and that the fees and expenses of the Financial Advisor will be paid by the Company.

         SECTION 3.17. Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) to the Knowledge of the Company, the properties, operations and activities of the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (b) the Company and its Subsidiaries and the properties and operations of the Company and its Subsidiaries are not subject to any existing, pending or, to the Knowledge of the Company, threatened action, suit, or proceeding by or before any Court or Governmental Authority under any Environmental Law; and (c) all Permits, if any, required to be obtained or filed by the Company or any of its Subsidiaries under any Environmental Law in connection with the business of the Company and its Subsidiaries have been obtained or filed and are valid and currently in full force and effect.

         SECTION 3.18. Restrictions on Business Activities. Except for this Agreement, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted by the Company, except for any prohibition or impairment as would not reasonably be expected to have a Company Material Adverse Effect.

         SECTION 3.19. Property. The Company or its Subsidiaries, individually or together, hold under valid lease agreements all real and personal properties reflected in the Company 10-K or the Company 10-Q as being held under capitalized leases, and all real and personal property that is subject to the operating leases to which reference is made in the notes to the Company 10-K or the Company 10-Q, and enjoy peaceful and undisturbed possession of such properties under such leases, other than (i) any properties as to which such leases have terminated in the ordinary course of business since the date of the Company 10-K or the Company 10-Q and (ii) any matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

         SECTION 3.20. Interested Party Transactions. Except as a result of the transactions contemplated by this Agreement or the Company SEC Reports, since October 23, 1998 (the date of the Company's 1998 proxy statement), no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

         SECTION 3.21. Insurance. All insurance policies maintained by the Company or any of its Subsidiaries (i) are with reputable insurance carriers,
(ii) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets and
(iii) are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards.

         SECTION 3.22. Opinion of Financial Advisor. The Special Committee has received an opinion dated May 14, 1999 of the Financial Advisor, that, as of such date, the Merger Consideration was fair to the Company's stockholders from a financial point of view.

         SECTION 3.23. Intellectual Property. (a) The Company and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

          (b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any Third-Party Intellectual Property Rights; (ii) no claims with respect to the Company Intellectual Property Rights, any trade secret material to the Company, or Third-Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third-Party Intellectual Property Rights by or through the Company or any of its Subsidiaries, are currently pending or, to the Knowledge of the Company, are overtly threatened by any Person; and (iii) to the Company's Knowledge, there are no valid grounds for any bona fide claims (A) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale license by the Company or any of its Subsidiaries infringes on any Third-Party Intellectual Property Right; (B) against the use by the Company or any of its Subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (C) challenging the ownership, validity or effectiveness of any part of the Company Intellectual Property Rights or other trade secret material to the Company, or (D) challenging the license or legally enforceable right to use of the Third-Party Intellectual Rights by the Company or any of its Subsidiaries.

          (c) (i) all patents, registered trademarks and copyrights held by the Company and its Subsidiaries are valid and subsisting, except as would not reasonably be expected to have a Company Material Adverse Effect, and (ii) to the Company's Knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, including any employee or former employee of the Company or any of its Subsidiaries.

         SECTION 3.24. Material Contracts. All Material Contracts relating to the Company or any of its Subsidiaries are in full force and effect, the Company and its Subsidiaries have performed their obligations thereunder to date and, to the Knowledge of the Company, each other party thereto has performed its obligations thereunder to date, other than any failure of a Material Contract to be in full force and effect or any nonperformance thereof that would not reasonably be expected to have a Company Material Adverse Effect.

         SECTION 3.25. Takeover Statutes. The action of the Board of Directors of the Company in approving the Merger and this Agreement for purposes of
Section 203 of the Delaware Law is sufficient to render inapplicable to the Merger and this Agreement (and the transactions provided for herein) the provisions of Section 203 of the Delaware Law.

                                    ARTICLE 4

                   REPRESENTATIONS AND WARRANTIES OF MERGERCO

         MergerCo hereby represents and warrants to the Company as follows:

         SECTION 4.1. Corporate Existence and Power. MergerCo is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all corporate or entity powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except to the extent the failure to have such licenses, authorizations, consents and approvals would not, individually or in the aggregate, be reasonably expected to prevent, impair or result in significant delay of the consummation of the Merger. MergerCo is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably expected to prevent, impair or result in significant delay of the consummation of the Merger.

         SECTION 4.2. Corporate Authorization. The execution, delivery and performance of this Agreement by MergerCo and the consummation by MergerCo of the transactions contemplated by this Agreement are within MergerCo's corporate powers and have been duly authorized by all necessary corporate or other action. This Agreement constitutes the valid and binding agreement of MergerCo, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to legal principles of general applicability governing the application and availability of equitable remedies.

         SECTION 4.3. Governmental Authorization. The execution, delivery and performance by MergerCo of this Agreement and the consummation of the transactions contemplated by this Agreement by MergerCo require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Securities Act, the Exchange Act or any Blue Sky Laws; and
(c) compliance with those Laws, Regulations and Orders noncompliance with which would reasonably be expected to prevent, impair or result in significant delay of the consummation of the Merger.

         SECTION 4.4. Non-Contravention. The execution, delivery and performance by MergerCo of this Agreement and the consummation by MergerCo of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws or other organizational documents of MergerCo or (b) assuming effectuation of all filings and registrations with, the termination or expiration of any applicable waiting periods imposed by, and receipt of all Permits and Orders of, Governmental Authorities indicated as required in Section 4.3, (i) constitute a default under or give rise to (A) a right of termination, cancellation, acceleration, amendment or modification with respect to any assets or liabilities of MergerCo,
(B) a loss of any benefit to which MergerCo is entitled or (C) an increase in the obligations of MergerCo, in each case under any provision of any Material Contract of MergerCo, which, in any such case, individually or in the aggregate, would prevent, impair or result in significant delay of the consummation of the Merger, (ii) result in the creation or imposition of any material Lien (other than a Permitted Encumbrance) on any material assets of MergerCo or (iii) violate or cause a breach under any Law, Regulation, Order or Permit applicable to MergerCo, except for any such matters that would not reasonably be expected, individually or in the aggregate, to prevent, impair or result in significant delay of the consummation of the Merger.

         SECTION 4.5. Disclosure Documents. At the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, the information supplied by MergerCo for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

         SECTION 4.6. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, MergerCo who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

         SECTION 4.7. Litigation. There is no action, suit or proceeding pending against, or (to the Knowledge of MergerCo) threatened against or affecting, or (to the Knowledge of MergerCo) any pending investigation against MergerCo or any of its properties before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

                                    ARTICLE 5

                            COVENANTS OF THE COMPANY

         SECTION 5.1. Affirmative Covenants of the Company. Except as expressly contemplated by this Agreement or consented to in writing by MergerCo, during the period from the execution of this Agreement by the Company to the Effective Time, the Company will, and will cause its Subsidiaries to:

                  (a) operate their businesses in all material respects in the usual and ordinary course consistent with past practices;

                  (b) use all reasonable efforts to preserve substantially intact their business organizations, maintain the rights and franchises that are material to the Company, retain the services of their officers and maintain the relationships with the customers and suppliers that are material to the Company;

                  (c) use all reasonable efforts to sell all obsolete inventory so as to realize the value of the Company's deferred tax assets, and maintain supplies and other inventories in quantities deemed appropriate by the Company;

                  (d) maintain and keep the properties and assets that are material to the Company in as good repair and condition in all material respects as on the date of this Agreement, ordinary wear and tear excepted;

                  (e) use all commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that set forth in Section 3.21; and

                  (f) use all commercially reasonable efforts to comply in all material respects with all applicable Laws, Regulations and Orders.

         SECTION 5.2. Negative Covenants of the Company. Except as expressly contemplated by this Agreement, or otherwise consented to in writing by MergerCo, from the execution of this Agreement by the Company until the Effective Time, the Company will not, and will not permit any of its Subsidiaries to:

                  (a) adopt or propose any change in the certificate of incorporation or bylaws of the Company or any of its Subsidiaries;

                  (b) (i) acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person,
         (ii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of any other Person or make any loans or advances, except in each case in the ordinary course of business and consistent with past practice, (iii) make or authorize any capital expenditures other than capital expenditures in accordance with the Company's existing capital plan, capital expenditures to repair or replace casualty losses or other capital expenditures in the ordinary course of the Company's business or (iv) enter into or amend in any material respect any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.2(b);

                  (c) sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course consistent with past practice, and (iii) as contemplated or permitted by this Agreement;

                  (d) (i) take or agree or commit to take any action that would make any warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time such that the conditions set forth in Section 7.2(a) would not be satisfied or (ii) omit or agree or commit to omit to take any action necessary to prevent any such warranty from being inaccurate in any respect at any such time such that the conditions set forth in Section 7.2(a) would not be satisfied;

                  (e) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than the Company's regular quarterly cash dividend to stockholders of record on May 31, 1999 and other than cash dividends and distributions by a wholly owned Subsidiary of the Company to the Company or to a Subsidiary, all of the capital stock of which is owned directly or indirectly by the Company), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of its Subsidiaries;

                  (f) adopt any change in executive compensation except in the ordinary course consistent with past practices or adjust or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee (except as contemplated by this Agreement or as required to comply with ERISA or to continue then existing tax and securities law status);

                  (g) revalue in any material respect any significant portion of its assets, including, without limitation, writing down the value of inventory in any material manner or writing-off of notes or accounts receivable in any material manner except as required by generally accepted accounting principles;

                  (h) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company referred to in Section
         3.8 or incurred in the ordinary course of business, consistent with past practices;

                  (i) make any tax election with respect to or settle or compromise any material income tax liability;

                  (j) offer, sell, issue or grant, or authorize the offering, sale, issuance or grant, of any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for any shares of capital stock of, or other equity interests (or phantom equity interests) in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests (or phantom equity interests) in, the Company or any of its Subsidiaries (other than the issuance of Company Common Shares upon the exercise of outstanding options);

                  (k) grant any Lien (except Permitted Encumbrances) with respect to any material assets including any shares of capital stock of, or other equity interests in, any Subsidiary of the Company;

                  (l) (i) change any of its policies or practices with respect to business transactions between the Company and its Subsidiaries, on the one hand, and the Company's Affiliates (other than the Company and its Subsidiaries), on the other hand, (ii) change any of its methods of accounting in effect at March 31, 1999 except as may be required to comply with generally accepted accounting principles, or (iii) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending June 30, 1998, except, in each case, as may be required by Law;

                  (m) except to the extent the Board of Directors of the Company deems it necessary to do so in the exercise of its fiduciary obligations to its stockholders, adopt any shareholder rights plan;

                  (n) enter into or adopt any agreements or arrangements that provide for the payment of income or the provision of benefits (including vesting, entitlement, receipt, creation or transfer of any rights, privileges, income or title to property or beneficial ownership) to employees of the Company as a result of a change of control of the Company; or

                  (o) agree or commit to do any of the foregoing.

         SECTION 5.3. No Solicitation. From and after the date of this Agreement, the Company will not, and will not authorize or permit any of the officers, directors, employees, agents and other representatives of the Company and its Subsidiaries (collectively, the "REPRESENTATIVES") to, directly or indirectly, solicit, encourage or initiate any Acquisition Proposal or negotiate with any prospective buyer in connection therewith; provided, however, that (a) nothing herein shall restrict the Company from filing a Current Report on Form 8-K describing this Agreement, the Merger and the transactions contemplated by this Agreement and by any other agreements being entered into by the Company on the date of this Agreement (which filing may include this Agreement as an exhibit) promptly after the date of this Agreement or from complying with its obligations under the Securities Act, the Exchange Act and any other applicable Law; (b) the Company's Board of Directors and/or the Special Committee may authorize the Company to engage in discussions or negotiations with any Person who (without any solicitation or initiation, directly or indirectly, by the Company or any Representative after the date of this Agreement) seeks to initiate such discussions or negotiations and may furnish such third party information concerning and access to the Company and its Subsidiaries and their respective businesses, properties and assets, and the Company's Board of Directors and/or the Special Committee may direct the Company's Representatives to cooperate with and be available to consult with any such Person; provided that in the case of this clause (b), the Company's Board of Directors and/or the Special Committee shall have determined in the exercise of its fiduciary duties that such action is in the best interests of the Company's stockholders, (c) following receipt of an Acquisition Proposal that is financially superior to the Merger (as determined in good faith by the Company's Board of Directors), the Board of Directors of the Company may withdraw, modify or not make its recommendation in favor of the Merger; provided that in the case of this clause (c), the Company's Board of Directors shall have concluded in good faith that such action is necessary in order for the Company's Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law, and (d) the Company's Board of Directors may take and disclose to the Company's stockholders any position required under the Exchange Act; provided that, in each case referred to in the foregoing clauses (a), (b), (c) and (d), the Company shall not engage in negotiations with, or disclose any nonpublic information to, any Person unless it receives from such Person an executed confidentiality agreement on terms and conditions deemed to be appropriate and in the Company's best interests by the Board of Directors and its counsel and financial advisors. The Company shall immediately cease and cause to be terminated any existing solicitation of, and any discussion or negotiation conducted prior to the date of this Agreement by the Company or any of the Company's Representatives with respect to any Acquisition Proposal. Except to the extent the Company's Board of Directors or the Special Committee deems it necessary not to do so in the exercise of its fiduciary obligations to its stockholders, the Company will promptly notify MergerCo of the receipt of any Acquisition Proposal (in any event not less than two business days prior to entering into any agreement in connection with the Acquisition Proposal), including the identity of the Person or group making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal; provided that, except to the extent the Company's Board of Directors deems it necessary not to do so in the exercise of its fiduciary obligations to its stockholders, in no event shall the Company enter into a definitive agreement in connection with the Acquisition Proposal less than five business days after the Company's initial notification to MergerCo of an inquiry or proposal relating to an Acquisition Proposal. Within the two-business-day or five-business-day period referred to above, if any, MergerCo may propose an improved transaction.

         SECTION 5.4. Settlement of Certain Claims. Without the prior written agreement of MergerCo, prior to the Effective Time, the Company shall not settle or compromise any claim brought by any present, former or purported holder or owner of Company Common Shares or other securities of the Company, or by any other Person, which relates to or seeks to challenge or enjoin the transactions contemplated by this Agreement.

         SECTION 5.5. Antitakeover Statutes. If any takeover statute is or may become applicable to the transactions contemplated by this Agreement, the Company and the members of its Board of Directors shall use all reasonable efforts to grant such approvals and to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any takeover statute on any of the transactions contemplated by this Agreement.

         SECTION 5.6. Access to Information. From the date of this Agreement until the Effective Time, the Company shall (i) afford MergerCo and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, including environmental engineers (collectively, the "MERGERCO REPRESENTATIVES"), reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (ii) furnish promptly to MergerCo and the MergerCo Representatives such information concerning the business, properties, contracts, records and personnel of the Company and its Subsidiaries (including financial, operating and other data and information) as may be reasonably requested, from time to time, by MergerCo.

                                    ARTICLE 6

                             COVENANTS OF EACH PARTY

         Each party agrees that:

         SECTION 6.1. Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, each party shall use, and shall cause each of its respective Subsidiaries to use, all commercially reasonable efforts (i) to take, or to cause to be taken, all appropriate action, and to do, or to cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) to obtain from any Governmental Authorities any Licenses, Permits or Orders required to be obtained by such party or any of its Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the performance of its obligations hereunder and (iii) to make all necessary filings and thereafter to make promptly any other required submissions, with respect to this Agreement required under any other applicable Law, Regulation or Order; provided, that the Company and MergerCo shall cooperate with each other in connection with the making of all such filings and in supplying any information requested supplementally or by second request from any Governmental Authority.

          (b) The parties agree to cooperate and to cause their respective Subsidiaries to cooperate with respect to, and agree to use all commercially reasonable efforts vigorously to contest and resist and to have vacated, lifted, reversed or overturned, any action, including legislative, administrative or judicial action, including any Order (whether temporary, preliminary or permanent) of any Governmental Authority, that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement. Each of the parties also agrees to take any and all commercially reasonable actions that may be required by any Governmental Authority as a condition to the granting of any Permit or Order required in order to permit the consummation of the transactions contemplated by this Agreement or as may be required to vacate, lift, reverse or overturn any administrative or judicial action that would otherwise cause any condition to the Effective Time not to be satisfied; provided, however, that in no event shall either party be required to take any action that could reasonably be expected to have a Company Material Adverse Effect or to result in a breach of this Agreement.

          (c) Each of the parties shall use, and shall cause its Subsidiaries to use, all commercially reasonable efforts to obtain from all Persons (other than Governmental Authorities) all consents that are (i) necessary, proper or advisable or (ii) otherwise required under any contracts, licenses, leases, easements or other agreements to which such party or any of its Subsidiaries is a party or by which it is bound, in order to permit such party to perform its obligations hereunder.

          (d) If any party shall fail to obtain any third party consent described in Section 6.1(c), such party shall use all commercially reasonable efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon the Company and its Subsidiaries, and MergerCo and its Subsidiaries, and each of their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

          (e) Upon learning thereof, each party shall promptly notify the other parties of (i) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) from or by any Governmental Authorities with respect to the transactions contemplated by this Agreement or
(ii) the institution or the threat of litigation involving this Agreement or the transactions contemplated by this Agreement.

         SECTION 6.2. Public Announcements. Each party will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated by this Agreement and, except as may be required by applicable Law or regulations of the NASDAQ National Market, will not issue any such press release or make any such public statement prior to such consultation; provided, however, that following the execution hereof the Company and MergerCo may issue a press release mutually acceptable to both parties.

         SECTION 6.3. Notification of Certain Matters. Each party shall use all commercially reasonable efforts to give prompt notice to the other parties of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of any party materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the parties receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 7.2(a) or 7.3(a) hereof unless the failure to give such notice results in material prejudice to the other parties.

         SECTION 6.4. Proxy Statement; Stockholder Meeting. (a) As promptly as practicable after the execution of this Agreement, the Company and MergerCo shall prepare, and the Company shall file with the SEC, the preliminary Proxy Statement relating to the adoption of this Agreement and approval of the transactions contemplated by this Agreement by the stockholders of the Company, subject to Section 5.3. As promptly as practicable after all comments are received from the SEC on the preliminary Proxy Statement and after the furnishing by the Company and MergerCo of all information required to be contained therein, the Company shall file with the SEC a revised definitive Proxy Statement, subject to Section 5.3.

          (b) Subject to Section 5.3, the Company shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the SEC completes its review process in connection with the Proxy Statement for the purpose of voting on the approval and adoption of this Agreement and the Merger and will (i) thereafter mail to its stockholders as promptly as practicable the Proxy Statement, (ii) include in the Proxy Statement the Board's recommendation set forth in Section 1.1(f), (iii) use all commercially reasonable efforts to obtain the necessary approval by its stockholders of this Agreement and the transactions contemplated by this Agreement and (iv) otherwise comply with all legal requirements applicable to such meeting.

                                    ARTICLE 7

                                   CONDITIONS

         SECTION 7.1. Conditions to the Obligations of Each Party. The obligations of the Company and MergerCo to consummate the Merger are subject to the satisfaction of the following conditions:

                  (a) this Agreement and the Merger shall have been adopted and approved by the stockholders of the Company in accordance with the Delaware Law;

                  (b) no provision of any existing law or regulation and no judgment, injunction, order or decree shall prohibit or threaten to prohibit the consummation of the Merger or the other transactions contemplated by this Agreement;

                  (c) all material actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained;

                  (d) there shall not be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint, (i) preventing or seeking to prevent consummation of the Merger or the other transactions contemplated by this Agreement,
         (ii) prohibiting or seeking to prohibit or limiting or seeking to limit any party from exercising all material rights and privileges pertaining to its ownership of the Company or any of its Subsidiaries, or (iii) compelling or seeking to compel MergerCo, the Company or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), in each case as a result of the Merger or the other transactions contemplated by this Agreement, nor shall there be any threat of any matter of a type referred to in clauses (ii) or (iii) above which would reasonably be expected to have a Company Material Adverse Effect; and

                  (e) no statute, rule, regulation or order shall be enacted, entered, proposed, enforced or deemed applicable to the Merger which makes the consummation of the transactions contemplated by this Agreement illegal.

         SECTION 7.2. Conditions to the Obligations of MergerCo. The obligations of MergerCo to consummate the Merger and the other transactions contemplated by this Agreement, are subject to the satisfaction of the following further conditions:

                  (a) (i) the Company shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and (ii) except for such inaccuracies or omissions the consequences of which do not singly or in the aggregate constitute a Company Material Adverse Effect, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all respects at and as of the Effective Time as if made at and as of such time (except to the extent such representation and warranty is made as of an earlier date, in which case the representation and warranty shall be true in all respects as of such date) and MergerCo shall have received a certificate signed by the Chairman or the Chief Financial Officer of the Company to the foregoing effect;

                  (b) all consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the consummation by it of the transactions contemplated by this Agreement shall have been obtained and made by the Company, except where the failure to receive such consents, etc. would not reasonably be expected to have a Company Material Adverse Effect;

                  (c) MergerCo shall have received all documents it may reasonably request relating to the Company and its authority to enter into this Agreement, all in form and substance satisfactory to MergerCo;

                   (d) MergerCo shall have received the financing necessary to consummate the transactions contemplated by this Agreement and to fund the working capital needs of the Surviving Corporation, on terms and conditions reasonably acceptable to MergerCo; and

                   (e) no more than 5% of the Company Common Shares shall be Dissenting Shares.

         SECTION 7.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

                  (a) (i) MergerCo shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and (ii) except for such inaccuracies or omissions the consequences of which would not singly or in the aggregate reasonably be expected to impede the receipt of the Merger Consideration by the Company's stockholders, the representations and warranties of MergerCo contained in this Agreement and in any certificate or other writing delivered by MergerCo pursuant hereto shall be true in all respects at and as of the Effective Time as if made at and as of such time (except to the extent such representation and warranty is made as of an earlier date, in which case the representation and warranty shall be true in all respects as of such date) and the Company shall have received a certificate signed by the President, any Vice President or the Treasurer of MergerCo to the foregoing effect;

                  (b) all consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by MergerCo for the consummation by it of the transactions contemplated by this Agreement shall have been obtained and made by MergerCo, except where the failure to receive such consents, etc. would not reasonably be expected to impede the receipt of the Merger Consideration by the Company's stockholders; and

                  (c) the Company shall have received all documents it may reasonably request relating to the authority of MergerCo for this Agreement, all in form and substance satisfactory to the Company.


                                    ARTICLE 8

                                   TERMINATION

         SECTION 8.1. Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

                  (a) by mutual written consent of the Company and MergerCo;

                  (b) by either the Company or MergerCo, if the Merger has not been consummated within six months of the date of this Agreement;

                  (c) by either the Company or MergerCo, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining MergerCo or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

                   (d) by MergerCo, if any Person, entity or Group other than MergerCo and its Affiliates shall have increased its beneficial ownership (calculated in accordance with Rule 13d-3 under the Exchange
         Act) of Company Common Shares by an amount equal to 15% or more of the outstanding Company Common Shares compared with its level of ownership on the date of this Agreement;

                   (e) (i) by MergerCo if any representation and warranty of the Company set forth in this Agreement shall be untrue when made such that the condition set forth in Section 7.2(a) would not be satisfied; provided that, if such warranty is curable prior to the date 60 days after notice to the Company by MergerCo of such breach, through the exercise by the Company of its reasonable best efforts, so that the condition in Section 7.2(a) would be satisfied, and for so long as the Company continues to exercise such reasonable best efforts, MergerCo will not have the right to terminate this Agreement under this Section, or (ii) by the Company if any representation and warranty of MergerCo set forth in this Agreement shall be untrue when made such that the condition set forth in Section 7.3(a) would not be satisfied; provided that, if such warranty is curable prior to the date 60 days after notice to MergerCo by the Company of such breach, through the exercise by MergerCo of its reasonable best efforts, so that the condition in
         Section 7.2(a) would be satisfied, and so long as MergerCo continues to exercise such reasonable best efforts, the Company will not have the right to terminate this Agreement under this Section;

                  (f) (i) by MergerCo upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement such that the condition set forth in Section 7.2(a) would not be satisfied; provided that, if such breach is curable prior to the date 60 days after notice to the Company by MergerCo of such breach, through the exercise by the Company of its reasonable best efforts, so that the condition in
         Section 7.2(a) would be satisfied, and for so long as the Company continues to exercise such reasonable best efforts, MergerCo will not have the right to terminate this Agreement under this Section, or (ii) by the Company upon a breach of any covenant or agreement on the part of MergerCo set forth in this Agreement such that the condition set forth in Section 7.3(a) would not be satisfied; provided that, if such breach is curable prior to the date 60 days after notice to MergerCo by the Company of such breach, through the exercise by MergerCo of its reasonable best efforts, so that the condition in Section 7.3(a) would be satisfied, and for so long as MergerCo continues to exercise such reasonable best efforts, the Company will not have the right to terminate this Agreement under this Section;

                   (g) by MergerCo (i) if the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse in any material respect to MergerCo, its approval of this Agreement and the Merger or its recommendation set forth in Section 1.1(f), (ii) if the Board of Directors of the Company shall have approved, recommended or endorsed any Acquisition Proposal other than the Merger, or (iii) if the Company shall have failed to call the Company Stockholders Meeting within a reasonable time after completion of the SEC review process or shall have failed as promptly as reasonably practicable thereafter to mail the Proxy Statement to its stockholders or (iv) if the Company shall have failed to include in such Proxy Statement the recommendation referred to above;

                   (h) by the Company if (i) its Board of Directors determines in good faith that an Acquisition Proposal is financially superior to the transactions contemplated by this Agreement and is reasonably capable of being financed, (ii) the Company has complied with the requirements of Section 5.3, (iii) concurrently with such termination, the Company makes all payments required by Section 8.3(b), and (iv) concurrently with such termination, the Company enters into a definitive agreement to effect the financially superior Acquisition Proposal; and

                   (i) by MergerCo or the Company if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger is voted upon, the requisite stockholder adoption and approval shall not have been obtained.

The party desiring to terminate this Agreement pursuant to clauses 8.1(b) through 8.1(i) shall give written notice of such termination to the other parties in accordance with Section 9.1.

         SECTION 8.2. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except for liability or damages resulting from a willful breach of this Agreement and except that the agreements contained in this Section 8.2 and in Sections 6.6 and
8.3 and Article 9 shall survive the termination hereof.

         SECTION 8.3. Certain Fees. (a) Except as provided in Section 8.3(b), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

          (b) So long as MergerCo shall not have materially breached its warranties or obligations under this Agreement, the Company agrees to pay MergerCo a fee in immediately available funds equal to MergerCo's Expenses in the following circumstances and at the following times only:

                  (i) promptly, but in no event later than two business days after the termination by MergerCo of this Agreement pursuant to Section 8.1(e), (f) or (g);

                 (ii) concurrently with any termination of this Agreement by the Company pursuant to Section 8.1(h); and

                (iii) if (A) any Acquisition Proposal shall have been made prior to the termination of this Agreement, (B) either MergerCo or the Company subsequently terminates this Agreement pursuant to Section 8.1(a), (b) or (d), (C) MergerCo shall not have breached any representation and warranty, covenant or agreement set forth in this Agreement in any material respect, (D) within 12 months after the termination of this Agreement, the Company shall have entered into an agreement to consummate a transaction contemplated by an Acquisition Proposal, and (E) such transaction shall subsequently be consummated, then such payment to be made upon such acquisition of Company Common Shares or the consummation of such Acquisition Proposal.

                                    ARTICLE 9

                                  MISCELLANEOUS

         SECTION 9.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given:



                  if to MergerCo, to:

                  Philip W. Shires
                  KE Acquisition Corp.
                  2945 Wilderness Place
                  Boulder, CO 80301
                  Telecopy:  (303)  440-9600

                  with a copy to:

                  Thomas R. Stephens
                  Bartlit Beck Herman Palenchar & Scott
                  The Kittredge Building
                  511 Sixteenth Street, Suite 700
                  Denver, CO 80202
                  Telecopy: (303) 592-3140
                  if to the Company, to:

                  Chairman, Kentek Information
                  Systems, Inc.
                  2945 Wilderness Place
                  Boulder, CO 80301
                  Telecopy:  (303)  440-9600

                  with a copy to:

                  James H. Carroll
                  Cooley Godward LLP
                  2595 Canyon Blvd, Suite 250
                  Boulder, CO 80301
                  Telecopy:  (303)  546-4099


or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

         SECTION 9.2. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the Merger Consideration, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

         SECTION 9.3. Rules of Construction. Unless the context otherwise requires, as used in this Agreement: (i) all defined terms used herein and not otherwise defined have the meanings assigned to such terms in Annex I hereto,
(ii) an accounting term not otherwise defined has the meaning ascribed to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) "including" means "including, without limitation," (v) words in the singular include the plural and words in the plural include the singular, and (vi) masculine pronouns shall be deemed to include the feminine counterpart and vice versa.

         SECTION 9.4. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

         SECTION 9.5. Governing Law; etc. (a) Governing Law. The terms of this Agreement shall be construed in accordance with and governed by the law of the State of Delaware (without regard to principles of conflict of laws).

          (b) Jurisdiction. Each of the parties hereto agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement may be brought against any of the parties in the United States District Court for the District of Delaware or the District of Colorado or any state court sitting in the City of Wilmington, Delaware, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action, or proceeding and waives any objection to venue laid therein. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of Delaware or the State of Colorado. Without limiting the foregoing, each of the parties hereto agrees that service of process upon such party at the address referred to in Section 9.1, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

          (c) Specific Performance. Each of the parties acknowledges and agrees that the parties' respective remedies at law for a breach or threatened breach of any of the provisions of this agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

          (d) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any of them in the negotiation, administration, performance and enforcement thereof.

         SECTION 9.6. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts (or signature pages) hereof signed by all of the other parties hereto.

         SECTION 9.7. Parties in Interest. Except as expressly provided in
Article 1 and Section 2.4 in this Agreement, express or implied, is intended to or shall confer upon any other Person, other than the parties hereto and their respective permitted successors and assigns, any right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

         SECTION 9.8. Severability. If any provisions of this Agreement or the application thereof to either party or set of circumstances shall in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

         SECTION 9.9. Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter of this Agreement.

         SECTION 9.10. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or writing delivered pursuant hereto shall not survive the Effective Time or, if earlier, the termination of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                       KENTEK INFORMATION SYSTEMS, INC.



                                        By:
                                            ------------------------------------
                                            Name:  Howard L. Morgan
                                            Title: Chairman of the Board

                                       KE ACQUISITION CORP.


                                       By:
                                           -------------------------------------
                                           Name:  Philip W. Shires
                                           Title: President

                                  DEFINED TERMS

         The following terms when used in the Agreement shall have the meanings set forth below unless the context shall otherwise require:

         "ACQUISITION PROPOSAL" shall mean any proposal or offer with respect to
(i) a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any of its Subsidiaries (including a merger of equals of the Company), or (ii) the acquisition of an equity interest in the Company representing in excess of 33% of the power to vote for the election of a majority of directors of the Company or (iii) the acquisition of assets of the Company or its Subsidiaries (including stock of one or more Subsidiaries of the Company) representing 33% or more of the consolidated assets of the Company, in each case by any Person other than MergerCo or its Affiliates.

         "AFFILIATE" shall, with respect to any Person, mean any other Person that controls, is controlled by or is under common control with the former. The term "CONTROL" and correlative terms shall have the meanings ascribed to them in Rule 405 under the Securities Act.

         "BLUE SKY LAWS" shall mean any applicable state securities laws.

         "CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

         "COMPANY 10-K" means the Company's annual report on Form 10-K for the fiscal year ended June 30, 1998.

         "COMPANY EMPLOYEE PLAN" means each "EMPLOYEE BENEFIT PLAN", as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA and
(ii) is maintained, administered or contributed to by the Company or any affiliate (as defined in Section 3.13) and covers any director, officer or employee or former director, officer or employee of the Company or of any affiliate, or under which the Company or any affiliate has any liability.

         "COMPANY INTELLECTUAL PROPERTY RIGHTS" means patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor and trade secrets owned by the Company or any of its Subsidiaries.

         "COMPANY MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on the condition (financial or otherwise), business, assets or results of operations or prospects of the Company and its Subsidiaries, taken as a whole, other than changes in general economic conditions or in the economic conditions affecting the printer industry.

         "COMPANY PROPRIETARY INFORMATION" means documents containing operating, financial, technical or other information relating to the Company's evaluation of the transactions contemplated by this Agreement.

         "COMPANY REPRESENTATIVES" shall mean the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, including environmental engineers, of the Company.

         "COURT" shall mean any court, federal, state or local, or arbitration tribunal.



                                     -A-1-

         "ENVIRONMENTAL LAW OR LAWS" shall mean any and all laws, statutes, ordinances, rules, regulations, or orders of any Governmental Authority pertaining to the protection of the environment, as in effect at the applicable time and that are applicable to a specified Person and such Person's Subsidiaries, including the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of the Agreement, "ENVIRONMENTAL LAWS" shall not include laws primarily related to the protection of human health and safety and the terms "hazardous substance" and "releases" have the meanings specified in CERCLA (but without regard to the exclusions set forth in the definition of hazardous substance); provided, however, that to the extent other federal laws or the laws of the state in which the property is located establish a meaning for "hazardous substance" or "release" that is broader than that specified in CERCLA, such broader meaning shall apply, and the term "hazardous substance" shall include all dehydration and treating wastes, and (to the extent in excess of background levels) radioactive material, even if such items are not classified as hazardous substances or wastes pursuant to CERCLA, or RCRA or the analogous statutes of any applicable jurisdiction.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "EXCHANGE AGENT" means a national bank or trust company or other financial institution or transfer agent designated by MergerCo prior to the Effective Time to act as exchange agent in exchanging Company Common Shares for the Merger Consideration.

         "EXPENSES" shall mean all of actual, documented and reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to MergerCo and its Affiliates) incurred by MergerCo or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, and all other matters related to the consummation of the transactions contemplated by this Agreement.

         "GOVERNMENTAL AUTHORITY" shall mean any federal, state or local governmental agency or authority (other than a Court).

         "GROUP" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

         "IRS" shall mean the Internal Revenue Service.

         "KNOWLEDGE OF THE COMPANY" (and any other phrase to substantially similar effect) means the actual knowledge of either Howard L. Morgan or Philip
W. Shires, in each case after reasonable inquiry with any person who is principally responsible for the subject matter of any representation and warranty given to the Knowledge of the Company.

         "LAW" shall mean all laws, statutes, ordinances, rules and regulations of the United States, any foreign country, or any domestic or foreign state, and any political subdivision or agency thereof, including all decisions of Courts having the effect of law in each such jurisdiction.


                                     -A-2-

         "LIEN" shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction, with respect to such an asset.

         "MATERIAL" shall mean material to the condition (financial and other), results of operations, prospects or business of a specified Person and its Subsidiaries, if any, taken as a whole.

         "MATERIAL CONTRACT" shall mean, as between any Person (the "DISCLOSING PERSON") or any of its Subsidiaries, on the one hand, and any other Person other than any other member of the group consisting of the Disclosing Person and its Subsidiaries, on the other hand:

                   (1) Any collective bargaining agreement or other agreement with any labor union;

                   (2) Any employment or consulting agreement, contract or commitment between the Disclosing Person or any of its Subsidiaries and any employee, officer or director thereof (i) having more than one year to run from the date hereof, (ii) providing for an obligation to pay or accrue compensation of $100,000 or more per annum or (iii) providing for the payment or accrual of any additional compensation upon a change in control of the Disclosing Person or any of its subsidiaries or upon any termination of such employment or consulting relationship following a change in control of the Disclosing Person or any of its Subsidiaries;

                   (3) Any agency or representation agreement with any Person which is not terminable by the Disclosing Person or one of its Subsidiaries without penalty upon not more than ninety (90) days' notice providing for the payments to such person of $100,000 or more;

                   (4) Any partnership, joint venture or profit sharing agreement between the Disclosing Person or its Subsidiaries with any Person involving aggregate payments in excess of $100,000;

                   (5) Any agreement, contract, commitment, indenture or other instrument relating to the borrowing of money in a principal amount of $100,000 or more or any direct or indirect guarantee of any obligation of any other Person or Governmental Authority for, or agreement to service the repayment of, borrowed money in a principal amount of $100,000 or more, including any agreement or arrangement (i) relating to the maintenance of compensating money balances, (ii) with respect to lines of credit or letters of credit, (iii) relating to the purchase or repurchase obligations of any other Person or Governmental Authority,
         (iv) to advance or supply funds to or to invest in any other Person or Governmental Authority, (v) to pay for property, products or services of any other Person or Governmental Authority even if such property, products or services are not conveyed, delivered or rendered and (vi) to guarantee any lease or other similar periodic payments to be made by any other Person or Governmental Authority;

                   (6) Any lease with annual rental payments aggregating $100,000 or more that is not terminable without premium or penalty on ninety (90) days' or less notice;

                   (7) Any agreement, contract or commitment for the disposition or acquisition of any investment in any Person if such investment requires payment of $100,000 or more;


                                     -A-3-

                   (8) Any other agreement, contract or commitment which involves payment or potential payment, pursuant to the terms of such agreement, contract or commitment, by or to the Disclosing Person or any of its Subsidiaries of $100,000 or more within any twelve month period commencing after the date of the Agreement.

         "ORDER" shall mean any judgment, order or decree of any court, arbitration tribunal or Governmental Authority, federal, state or local.

         "PERMIT" shall mean any and all permits, licenses, authorizations, orders, certificates, registrations or other approvals granted by any federal, state, local or foreign Governmental Authority.

         "PERMITTED ENCUMBRANCES" shall mean the following:

                   (1) Liens for taxes, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings; provided that, in the latter case, adequate reserves shall have been set aside with respect thereto;

                   (2) all rights, if any, to consent by, required notices to, filings with, or other actions by any Governmental Authority in connection with the contribution or the operation of any assets;

                   (3) mechanics', repairmen's, employees', contractors', materialmen's or other similar Liens not filed of record and similar charges not delinquent or which are filed of record but are being contested in good faith by appropriate proceedings; provided that, in the latter case, adequate reserves shall have been set aside with respect thereto;

                   (4) Liens in respect of judgments or awards currently being prosecuted in good faith on an appeal or other proceeding for review and with respect to which a stay of execution pending such appeal or such proceeding for review shall have been secured; provided that adequate reserves shall have been set aside with respect thereto;

                   (5) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets; provided that such easements, leases, reservations, rights, defects or irregularities do not materially impair the use of such property or assets for the purposes for which they are held; and

                   (6) any lien or privilege vested in any lessor, licensor or permittor for rent or other obligations, so long as the payment of such rent or the performance of such obligations is not delinquent.

         "PERSON" shall mean an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

         "REGULATION" shall mean any rule or regulation of any Governmental Authority having the effect of law.

         "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.



                                     -A-4-

         "SUBSIDIARY" shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by a Person.

         "TAX" or "TAXES" shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, alternative or add-on minimum, estimated, environmental (including taxes under Code section 59A), unemployment, transfer and gains taxes, and (ii) interest, penalties, additional taxes, fines and other additions to tax imposed with respect thereto and any interest in respect of such penalties, additional taxes, fines and other additional amounts; and "TAX RETURNS" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns (including returns required in connection with any Company Employee Plan).

         "THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS" means patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor and trade secrets owned by a Person other than the Company and its Subsidiaries.




                                     -A-5-

Each of the following terms is defined in the Section set forth opposite such term:

         TERM                                             SECTION
         affiliate                                        3.13(a)
         Company                                          Recitals
         Company Balance Sheet                            3.8
         Company Balance Sheet Date                       3.8
         Company Employee Arrangements                    3.13(b)
         Company Common Shares                            Recitals
         Company SEC Reports                              3.7(a)
         Company 10-Q                                     3.7(a)
         Covered Employees                                2.4
         Delaware Law                                     1.1(a)
         Dissenting Shares                                1.4
         Effective Time                                   1.1(c)
         The Financial Advisor                            1.1(f)
         Merger                                           1.1(a)
         Merger Consideration                             Recitals
         MergerCo                                         Recitals
         MergerCo Representatives                         5.6
         Proxy Statement                                  3.9
         Representatives                                  5.3
         SEC                                              3.7(a)
         Special Committee                                Recitals
         Surviving Corporation                            1.1(a)





                                     -A-6-

                                                                         ANNEX B


May 14, 1999

Special Committee of the Board of Directors
Kentek Information Systems, Inc.
2945 Wilderness Place
Boulder, CO 80301

Board of Directors
Kentek Information Systems, Inc.
2945 Wilderness Place
Boulder, CO 80301

Gentlemen:

It is our understanding that on May 14, 1999, Kentek Information Systems, Inc. (the "Company") entered into a merger agreement (the "Agreement") with KE Acquisition Corp. ("MergerCo") to (i) have MergerCo merge with and into the Company, and (ii) have each share of the Company's par value $0.01 per share Common Stock ("Company Common Shares") (except for Company Common Shares owned by the Company, Company Common Shares owned by MergerCo, and Company Common Shares as to which appraisal rights have been perfected) convert, as set forth in the Agreement, into the right to receive, in exchange for each such Company Common Share, cash in an amount equal to $8.29, without interest ("Cash Merger Consideration").

The merger of the Company and MergerCo in exchange for the Cash Merger Consideration is hereinafter referred to as the "Transaction". You have requested our opinion with respect to the fairness of the Transaction, from a financial point of view, to the stockholders of the Company.

In arriving at our opinion, we undertook the following activities:

     1.   Analyzed and reviewed the terms and conditions of the Agreement;

     2. Investigated the business, financial condition, results of operations and prospects of the Company;

     3. Investigated the financial terms of certain business combinations that we deemed relevant;

     4. Reviewed selected financial and stock market data for certain publicly traded companies that we deemed relevant; and

     5. Performed such other financial studies and analyses as we deemed necessary.

In connection with our review, we have relied upon the accuracy and completeness of all information provided to us by the Company and its representatives, and we have not attempted to independently verify any such information. We have also relied upon the assessment of the management of the Company regarding the Company's business and prospects, and also assumed that the budgets and financial projections of the Company were reasonably prepared by management on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made an independent evaluation or appraisal of the Company's assets and liabilities. Our opinion is necessarily based on financial, market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

Janney Montgomery Scott Inc. ("Janney") is acting as the financial advisor to the Company in connection with the Transaction and will receive customary fees upon the completion of the Transaction. In addition, the Company has agreed to indemnify Janney against certain liabilities arising out of the rendering of this opinion. Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. Janney co-managed the Company's initial public offering in April 1996 and, in the ordinary course of its trading and brokerage activities, Janney makes a market in the stock of the Company.

This opinion is for the use and benefit of the Board of Directors of the Company in evaluating the Transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote their shares in the Transaction. This opinion may not be used for any other purpose, and may not be quoted or referred to, in whole or in part, without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Transaction is fair from a financial point of view to the stockholders of the Company.

Very truly yours,


JANNEY MONTGOMERY SCOTT INC.

                                                                         ANNEX C

               SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262.  APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Sections 252, 254, 257, 258, 263 or 264 of this title:

              (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

              (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                  a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                  b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.
or held of record by more than 2,000 holders;

                  c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                  d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

              (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)  Appraisal rights shall be perfected as follows:

              (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

              (2) If the merger or consolidation was approved pursuant to
Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D

                         MANAGEMENT OF KENTEK AND BUYER

     Set forth below are the name, business address and age of each person or entity who is a director, executive officer or general partner of Kentek and Buyer, as of the date of this Proxy Statement and (i) the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted and (ii) the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years. Each person listed below is a citizen of the United States.

                              DIRECTORS OF KENTEK

NAME                      AGE   ADDRESS                     OFFICE HELD             PRINCIPAL OCCUPATIONS
Howard L. Morgan          53    c/o Kentek Information      Chairman of the Board   Howard L. Morgan has served as a
                                Systems, Inc.               of Directors            Director of Kentek since 1982.
                                2945 Wilderness Place                               Since 1989, Dr. Morgan has been
                                Boulder, CO 80301                                   President of Arca Group, Inc., a
                                                                                    consulting and investment
                                                                                    management company specializing
                                                                                    in the areas of computer and
                                                                                    communications technologies. Dr.
                                                                                    Morgan also has served as
                                                                                    General Partner of idealab!
                                                                                    Corporation, an incubator of
                                                                                    internet and e-commerce
                                                                                    companies, since January 1999.
                                                                                    Dr. Morgan was Professor of
                                                                                    Decision Sciences at the Wharton
                                                                                    School of the University of
                                                                                    Pennsylvania from 1972 through
                                                                                    1986.  He serves a as a director
                                                                                    for a number of public
                                                                                    companies, including Cylink
                                                                                    Corp., Franklin Electronic
                                                                                    Publishers, Inc., Infonautics
                                                                                    Corporation, MetaCreations
                                                                                    Corporation, MyPoints.com, Inc.,
                                                                                    Segue Software, Inc.,
                                                                                    Tickets.com, Inc. and Unitronix
                                                                                    Corp.

Philip W. Shires          57    2945 Wilderness Place       President, Chief        Philip W. Shires has served as
                                Boulder, CO 80301           Executive Officer and   President since April 1989 and
                                                            Director                as Chief Executive Officer since
                                                                                    October 1991. Prior to joining
                                                                                    Kentek, he served as President
                                                                                    of the Data Products Division of
                                                                                    Lear Siegler Corporation,
                                                                                    President of the ITT Qume
                                                                                    Division of International
                                                                                    Telephone and Telegraph
                                                                                    Corporation and President of
                                                                                    Optotech, Inc., an optical disk
                                                                                    drive manufacturer.

Justin J. Perreault       35    c/o Kentek Information      Director                Justin J. Perreault has served
                                Systems, Inc.                                       as a director since February
                                2945 Wilderness Place                               1994. Since November 1995 he has
                                Boulder, CO 80301                                   served as Executive Vice
                                                                                    President and Chief Operating
                                                                                    Officer of Object Design, Inc.,
                                                                                    an object oriented database
                                                                                    company. From 1992 to November
                                                                                    1995, he was a Vice President at
                                                                                    the Harvard Private Capital
                                                                                    Group, Inc., an investment
                                                                                    affiliate of Aeneas Venture
                                                                                    Corp. and the Harvard Management
                                                                                    Company. Prior to joining the
                                                                                    Harvard Private Capital Group,
                                                                                    Mr. Perreault was a consultant
                                                                                    with McKinsey & Co., Inc. from
                                                                                    1990 to 1992.

James H. Simons, Ph.D.    60    c/o Kentek Information      Director                James H. Simons, Ph.D. has
                                Systems, Inc.                                       served as a director since 1982.
                                2945 Wilderness Place                               Since 1982, he has served as the
                                Boulder, CO 80301                                   President and Chairman of
                                                                                    Renaissance Technologies Corp.
                                                                                    Dr. Simons also serves as a
                                                                                    director of Franklin Electronic
                                                                                    Publishers, Inc., Cylink
                                                                                    Corporation, Segue Software
                                                                                    Corporation and Numar Corp.

Sheldon Weinig, Ph.D.     70    c/o Kentek Information      Director                Sheldon Weinig, Ph.D. has served
                                Systems, Inc.                                       as a director since June 1997.
                                2945 Wilderness Place                               Dr. Weinig has been an Adjunct
                                Boulder, CO 80301                                   Professor at Columbia University

                                                                                    since 1995 and at The State
                                                                                    University of New York at Stony
                                                                                    Brook since 1994. From 1989 to
                                                                                    1996, Dr. Weinig was employed by
                                                                                    the Sony Corporation as Vice
                                                                                    Chairman of Sony Engineering and
                                                                                    Manufacturing of America. Dr.
                                                                                    Weinig founded Materials Research
                                                                                    Corporation in 1957, and served as
                                                                                    Chairman of that multinational
                                                                                    company until it was purchased by
                                                                                    Sony Corporation. He serves as a
                                                                                    director for Aseco, Insituform
                                                                                    Technologies Corporation and
                                                                                    Intermagnetics General Corporation.

                          EXECUTIVE OFFICERS OF KENTEK

NAME                    AGE     ADDRESS                     OFFICE HELD             PRINCIPAL OCCUPATIONS
Philip W. Shires         57     2945 Wilderness Place       President, Chief        See "Directors of Kentek."
                                Boulder, CO 80301           Executive Officer,
                                                            Acting Chief
                                                            Financial Officer and
                                                            Director


                               DIRECTOR OF BUYER

NAME                    AGE     ADDRESS                     OFFICE HELD             PRINCIPAL OCCUPATIONS
Philip W. Shires         57     2945 Wilderness Place       President,   Secretary  See "Directors of Kentek."
                                Boulder, CO 80301           and Director


                           EXECUTIVE OFFICER OF BUYER

NAME                     AGE    ADDRESS                     OFFICE HELD             PRINCIPAL OCCUPATIONS
Philip W. Shires         57     2945 Wilderness Place       President,   Secretary  See "Directors of Kentek."
                                Boulder, CO 80301           and Director

                                                                         ANNEX E

         [ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED JUNE 30, 1998]

                                                                         ANNEX F

       [QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1999]